FIDELIS INSURANCE HOLDINGS LIMITED
Unaudited Consolidated Financial Statements
For the Three and Six Months Ended June 30, 2024 and 2023

FIDELIS INSURANCE HOLDINGS LIMITED

FIDELIS INSURANCE HOLDINGS LIMITED (“FIHL”)
Consolidated Balance Sheets
At June 30, 2024 (Unaudited) and December 31, 2023
(Expressed in millions of U.S. dollars, except for share and per share amounts)

	June 30, 2024	December 31, 2023
Assets
Fixed maturity securities, available-for-sale, at fair value (amortized cost: $3,431.8, 2023: $3,271.4 (net of allowances for credit losses of $3.2, 2023: $1.3))	$3,410.2	$3,244.9
Short-term investments, available-for-sale, at fair value (amortized cost: $86.9, 2023: $49.0 (net of allowances for credit losses of $nil, 2023: $nil))	86.9	49.0
Other investments, at fair value (amortized cost: $50.7, 2023: $50.8)	46.8	47.5
Total investments	3,543.9	3,341.4
Cash and cash equivalents	628.6	712.4
Restricted cash and cash equivalents	230.5	251.7
Accrued investment income	33.6	27.2
Premiums and other receivables (net of allowances for credit losses of $18.4, 2023: $17.3)	3,039.5	2,209.3
Amounts due from The Fidelis Partnership (net of allowances for credit losses of $nil, 2023: $nil)	251.6	173.3
Deferred reinsurance premiums	1,648.1	1,061.4
Reinsurance balances recoverable on paid losses (net of allowances for credit losses of $nil, 2023: $nil)	149.7	182.7
Reinsurance balances recoverable on reserves for losses and loss adjustment expenses (net of allowances for credit losses of $1.3, 2023: $1.3)	1,154.8	1,108.6
Deferred policy acquisition costs (includes Fidelis Partnership deferred commissions $240.2, 2023: $164.1)	1,029.5	786.6
Other assets	219.1	173.5
Total assets	$11,928.9	$10,028.1
Liabilities and shareholders' equity
Liabilities
Reserves for losses and loss adjustment expenses	$2,702.7	$2,448.9
Unearned premiums	4,193.4	3,149.5
Reinsurance balances payable	1,536.5	1,071.5
Amounts due to The Fidelis Partnership	362.3	334.5
Long term debt	448.6	448.2
Preference securities ($0.01 par, redemption price and liquidation preference $10,000)	58.4	58.4
Other liabilities	97.1	67.3
Total liabilities	9,399.0	7,578.3
Commitments and contingencies
Shareholders' equity
Common shares ($0.01 par, issued and outstanding: 116,006,345, 2023: 117,914,754)	1.2	1.2
Additional paid-in capital	2,041.7	2,039.0
Accumulated other comprehensive loss	(22.3)	(27.0)
Retained earnings	548.0	436.6
Common shares held in treasury, at cost (shares held: 2,290,020, 2023: nil)	(38.7)	—
Total shareholders' equity	2,529.9	2,449.8
Total liabilities and shareholders' equity	$11,928.9	$10,028.1
See accompanying notes to the consolidated financial statements

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Statements of Income and Comprehensive Income (Unaudited)
For the three and six months ended June 30, 2024 and June 30, 2023
(Expressed in millions of U.S. dollars, except for share and per share amounts)

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Revenues
Gross premiums written	$1,193.2	$957.2	$2,707.5	$2,202.5
Reinsurance premiums ceded	(523.3)	(342.1)	(1,259.5)	(927.7)
Net premiums written	669.9	615.1	1,448.0	1,274.8
Change in net unearned premiums	(168.8)	(186.0)	(458.9)	(459.7)
Net premiums earned	501.1	429.1	989.1	815.1
Net realized and unrealized investment gains/(losses)	(7.0)	0.1	(16.0)	2.9
Net investment income	46.0	27.3	87.0	47.7
Other income/(loss)	—	(3.3)	—	0.2
Total revenues before net gain on distribution of The Fidelis Partnership	540.1	453.2	1,060.1	865.9
Net gain on distribution of The Fidelis Partnership	—	—	—	1,639.1
Total revenues	540.1	453.2	1,060.1	2,505.0

Expenses
Losses and loss adjustment expenses	222.7	158.3	405.0	317.9
Policy acquisition expenses (includes The Fidelis Partnership commissions of $75.0 and $151.7 (2023: $52.6 and $76.8))	217.3	174.7	430.2	303.9
General and administrative expenses	24.4	18.6	48.0	35.2
Corporate and other expenses	1.6	1.5	1.6	3.0
Net foreign exchange losses	2.6	0.1	0.1	1.6
Financing costs	8.6	9.0	17.2	17.6
Total expenses	477.2	362.2	902.1	679.2

Income before income taxes	62.9	91.0	158.0	1,825.8
Income tax expense	(9.2)	(7.1)	(23.1)	(9.3)
Net income	53.7	83.9	134.9	1,816.5

Other comprehensive income/(loss)
Unrealized gains/(losses) on available-for-sale investments	$(0.4)	$(9.9)	$(8.6)	$15.0
Reclassification of net realized losses recognized in net income	6.1	0.4	13.5	0.4
Income tax (expense)/benefit, all of which relates to unrealized gains/(losses) on available-for-sale investments	(0.8)	0.4	(0.2)	(1.6)
Total other comprehensive income/(loss)	4.9	(9.1)	4.7	13.8

Comprehensive income	$58.6	$74.8	$139.6	$1,830.3

Per share data
Earnings per common share
Earnings per common share	$0.46	$0.76	$1.15	$16.40
Earnings per diluted common share	$0.46	$0.76	$1.14	$16.39
Weighted average common shares outstanding	117,089,293	110,771,897	117,373,655	110,771,897
Weighted average diluted common shares outstanding	117,625,022	110,825,698	117,860,982	110,807,764
See accompanying notes to the consolidated financial statements

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Statements of Changes in Shareholders’ Equity (Unaudited)
For the three and six months ended June 30, 2024 and June 30, 2023
(Expressed in millions of U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Common shares
Balance - beginning of period	$1.2	$1.1	$1.2	$1.9
Issue of common shares	—	—	—	0.1
Shares cancelled upon distribution of The Fidelis Partnership	—	—	—	(0.9)
Balance - end of period	1.2	1.1	1.2	1.1

Additional paid-in capital
Balance - beginning of period	2,042.1	1,943.5	2,039.0	2,075.2
Share compensation expense	1.8	1.2	4.9	22.2
Shares withheld for employee taxes on restricted share unit vesting	(2.2)	—	(2.2)	(50.6)
Issue of common shares, net of issuance costs	—	0.1	—	—
Cumulative dividends on warrants	—	—	—	(34.1)
Distribution of The Fidelis Partnership net assets to shareholders	—	—	—	(67.9)
Balance - end of period	2,041.7	1,944.8	2,041.7	1,944.8

Accumulated other comprehensive loss, net of tax
Unrealized losses on available-for-sale securities, net of tax
Balance - beginning of period	(27.2)	(76.8)	(27.0)	(99.7)
Unrealized gains/(losses) arising during the period, net of reclassification adjustment	4.9	(9.1)	4.7	13.8
Balance – end of period	(22.3)	(85.9)	(22.3)	(85.9)
Currency translation reserve
Balance - beginning of period	—	—	—	(1.1)
Movement during the period	—	—	—	1.1
Balance - end of period	—	—	—	—
Balance - end of period	(22.3)	(85.9)	(22.3)	(85.9)

Retained earnings
Balance – beginning of period	506.0	36.7	436.6	0.5
Net income	53.7	83.9	134.9	1,816.5
Cash dividends declared of $0.10 and $0.20 per share (2023: $nil and $nil)	(11.7)	—	(23.5)	—
Net fair value of The Fidelis Partnership distributed to shareholders	—	—	—	(1,696.4)
Balance - end of period	548.0	120.6	548.0	120.6

Common shares held in treasury, at cost
Balance - beginning of period	(5.0)	—	—	—
Repurchase of common shares	(33.7)	—	(38.7)	—
Balance - end of period	(38.7)	—	(38.7)	—
Total shareholders' equity attributable to common shareholders	2,529.9	1,980.6	2,529.9	1,980.6

Non-controlling interests
Balance – beginning of period	—	—	—	10.3
Distribution of The Fidelis Partnership	—	—	—	(10.3)
Balance – end of period	—	—	—	—

Total shareholders' equity including non-controlling interests	$2,529.9	$1,980.6	$2,529.9	$1,980.6
See accompanying notes to the consolidated financial statements

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Statements of Cash Flows (Unaudited)
For the six months ended June 30, 2024 and June 30, 2023
(Expressed in millions of U.S. dollars)

	June 30, 2024	June 30, 2023
Operating activities
Net income	$134.9	$1,816.5
Adjustments to reconcile net income after tax to net cash provided by operating activities:
Revaluation of The Fidelis Partnership	—	(1,707.1)
Share compensation expense	4.9	22.2
Accretion, amortization and depreciation	(4.4)	0.1
Net realized and unrealized loss on investments	16.0	3.4
Net changes in assets and liabilities:
Accrued investment income	(6.4)	(7.3)
Premiums and other receivables	(861.1)	(562.0)
Amounts due from The Fidelis Partnership	(79.6)	(249.9)
Deferred reinsurance premiums	(586.7)	(450.0)
Reinsurance balances recoverable on paid losses	29.1	31.1
Reinsurance balances recoverable on reserves for losses and loss adjustment expenses	(58.3)	(40.3)
Deferred policy acquisition costs	(242.9)	(333.2)
Other assets	(44.0)	18.0
Reserves for losses and loss adjustment expenses	280.7	179.4
Unearned premiums	1,043.9	904.9
Reinsurance balances payable	488.7	220.2
Amounts due to The Fidelis Partnership	30.0	242.3
Other liabilities	28.4	60.2
Net cash provided by operating activities	173.2	148.5
Investing activities
Purchase of available-for-sale securities	(1,106.4)	(1,285.1)
Proceeds from maturities of available-for-sale securities	482.9	771.8
Proceeds from sales of available-for-sale securities	415.5	—
Proceeds from sale of other investments	—	75.2
Purchase of fixed assets	(2.2)	(1.8)
Net cash used in investing activities	(210.2)	(439.9)
Financing activities
Dividends on common shares	(23.5)	—
Repurchase of common shares	(37.6)	—
Non-controlling interest share transactions	—	(6.1)
Net cash used in disposal of subsidiary	—	(105.5)
Cumulative dividends on warrants	—	(34.1)
Tax paid on withholding shares	(2.2)	(50.6)
Net cash used in financing activities	(63.3)	(196.3)

Effect of exchange rate changes on foreign currency cash	(4.7)	2.0
Net decrease in cash, restricted cash, and cash equivalents	(105.0)	(485.7)
Cash, restricted cash, and cash equivalents, beginning of period	964.1	1,407.9
Cash, restricted cash, and cash equivalents, end of period	$859.1	$922.2

Cash, restricted cash, and cash equivalents comprise the following:
Cash and cash equivalents	$628.6	$557.0
Restricted cash and cash equivalents	230.5	365.2
Cash, restricted cash, and cash equivalents	$859.1	$922.2
See accompanying notes to the consolidated financial statements

FIDELIS INSURANCE HOLDINGS LIMITED
Notes to Consolidated Financial Statements (unaudited)
(Expressed in millions of U.S. dollars)
1.          Nature of Operations
Fidelis Insurance Holdings Limited (“Fidelis” and together with its subsidiaries, the “Group”) is a holding company which was incorporated under the laws of Bermuda on August 22, 2014. The Group provides Specialty and Bespoke Insurance and Reinsurance. Fidelis’ principal operating subsidiaries are:
•Fidelis Insurance Bermuda Limited (“FIBL”), is a Class 4 Bermuda domiciled company which writes most of the Group’s Reinsurance business, as well as writing Specialty and Bespoke lines. FIBL is regulated by the Bermuda Monetary Authority.
•Fidelis Underwriting Limited (“FUL”), is a U.K. domiciled company which principally writes Specialty and Bespoke insurance, as well as Reinsurance. FUL is regulated by the Prudential Regulation Authority ("PRA") and the Financial Conduct Authority (“FCA”).
•Fidelis Insurance Ireland DAC (“FIID”), is a Republic of Ireland domiciled company that writes Specialty and Bespoke insurance and reinsurance within the European Economic Area. FIID is regulated by the Central Bank of Ireland (“CBI”).
•FIHL (UK) Services Limited (“FSL”), is a U.K. service company that also has a branch in Ireland.
On January 3, 2023, the Group completed a series of transactions pursuant to which (i) it distributed its investment in Fidelis Marketing Limited (“FML”) and Pine Walk Capital Limited (“Pine Walk”) to shareholders to form a new managing general underwriter business (“The Fidelis Partnership” or “TFP”, formerly known as “Fidelis MGU”) and (ii) The Fidelis Partnership was acquired by a consortium of investors (together known as the “Separation Transactions”). FML was previously the service company for the U.K. and Ireland operations of the Group and is now the service company for The Fidelis Partnership. Pine Walk held the Group’s investments in eight managing general agents (“MGAs”).
The financial statements of Pine Walk, the eight MGAs and FML have been deconsolidated from January 3, 2023.
Through various long-term contractual agreements, effective from January 1, 2023 The Fidelis Partnership manages origination, underwriting, underwriting administration and claims handling under delegated authority agreements with the Group. Other services provided by The Fidelis Partnership to the Group include sourcing and administering outwards reinsurance, and support with business planning, capital management, insurance contract accounting and information technology.
Further information can be found at Note 3 (Separation Transactions) and Note 13 (Related Party Transactions).
On July 3, 2023, Fidelis completed an initial public offering (“IPO”) of an aggregate of 15,000,000 common shares, including 7,142,857 common shares sold by Fidelis and 7,857,143 common shares sold by certain selling shareholders, at an offering price of $14.00 per common share. The net proceeds of the offering to Fidelis were $89.4 million, after deducting underwriting discounts, commissions, and other offering expenses paid by the Group. Fidelis’ common shares are listed on the New York Stock Exchange under the symbol “FIHL”.
On May 22, 2024, the Group established a Lloyds corporate member, Nameco (No 1404) Limited (the “Fidelis IG Corporate Member”), a wholly owned subsidiary of FIBL, to facilitate its 9.9% participation in Syndicate 3123’s underwriting activity commencing July 1, 2024.
2.    Significant Accounting Policies
Basis of presentation
The unaudited consolidated financial statements include the results of FIHL and its subsidiaries and have been prepared in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”) for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by U.S. GAAP for complete financial statements. These unaudited financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2023, in Fidelis’ Form 20-F filed with the Securities and Exchange Commission on March 15, 2024.
All intercompany balances and transactions have been eliminated on consolidation. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates and assumptions. In the opinion of management, the accompanying unaudited interim consolidated financial statements reflect all adjustments (consisting of normally recurring accruals) necessary for a fair statement of results on an interim basis. The results of any interim period are not necessarily indicative of the results for a full year or any future periods. The consolidated financial statements have been prepared on a going concern basis.

Reporting currency
The financial information is reported in United States dollars (“U.S. dollars” or “$”), expressed in millions, except for share and per share amounts.
Significant Accounting Policies
There were no notable changes to the Group’s significant accounting policies subsequent to December 31, 2023.
3.          Separation Transactions
On January 3, 2023, the Group completed a transaction pursuant to which (i) Pine Walk and its investments in the MGAs, together with FML, were distributed to shareholders to form a new managing general underwriting business, The Fidelis Partnership and (ii) The Fidelis Partnership was acquired by a consortium of investors. Following the consummation of the Separation Transactions, The Fidelis Partnership acquired 9.9% of the common shares in the Group.
The Separation Transactions resulted in certain shareholders receiving cash in lieu of their interest in The Fidelis Partnership. As a result, the distribution of The Fidelis Partnership was recorded at its fair value of $1,775.0 million. The fair value was determined in accordance with the requirements of Financial Accounting Standards Board Accounting Standards Codification 820 – Fair Value Measurements (“ASC 820”). We obtained the services of a third-party independent valuation expert in arriving at that determination of fair value. ASC 820 explains the concept of fair value for financial reporting. Under ASC 820, fair value is a market-based measurement, not an entity specific measurement. The objective of ASC 820 is to estimate the price at which an orderly transaction to sell the asset would take place between market participants at the measurement date under current market conditions (that is, an exit price at the measurement date from the perspective of a market participant).
When a price for an identical asset is not observable, a reporting entity measures fair value using another valuation technique that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, including assumptions about risk.
For purposes of the valuation of The Fidelis Partnership, we used an income approach using a discounted cash flow methodology, and a market approach using comparable listed trading and precedent transaction multiples. These approaches generated a range of values for The Fidelis Partnership of $1.7 billion to $1.9 billion. The determined fair value for The Fidelis Partnership of $1,775.0 million was based on the price of the most recent transactions in The Fidelis Partnership shares, and close to the mid-point of the valuation range. On January 3, 2023, following the distribution of The Fidelis Partnership to shareholders of the Group, certain shareholders sold their shares, and certain third parties purchased shares, in The Fidelis Partnership at a price per share determined using a fair value of $1,775.0 million.
Immediately prior to the consummation of the Separation Transactions, the Group accelerated the vesting of all unvested Restricted Share Units (“RSUs”). This resulted in the acceleration of compensation expense of $21.0 million and an employer payroll tax expense of $17.3 million in the six months ended June 30, 2023. The RSUs and warrants were exercised on the date of the Separation Transactions, resulting in the issuance of 13,553,681 common shares. The RSUs were net settled, resulting in a $50.6 million reduction of additional paid-in capital for the employees’ tax obligations with respect to these awards. The exercise of the warrants triggered the payment of cumulative dividends of $34.1 million.
The distribution of The Fidelis Partnership to shareholders of the Group resulted in the deconsolidation of net assets of $67.9 million, and the cancellation of 97,327,049 common shares in the Group. Following the Separation Transactions there were 110,771,897 common shares issued and outstanding. The distribution resulted in the elimination of the Group’s non-controlling interests, all of which related to the subsidiaries of Pine Walk.
In connection with the successful consummation of the Separation Transactions, the Group incurred professional fees of $28.6 million during the six months ended June 30, 2023.
The net gain on distribution of The Fidelis Partnership of $1,639.1 million has been calculated as the fair value of The Fidelis Partnership of $1,775.0 million, less the net assets of The Fidelis Partnership of $67.9 million and less the direct costs of the Separation Transactions of $68.0 million. Direct costs primarily related to professional fees of $28.6 million, acceleration of compensation expense of $21.0 million and an employer payroll tax expense of $17.3 million. Within operating activities on the Consolidated Statements of Cash Flows, the revaluation of The Fidelis Partnership of $1,707.1 million, being the fair value of The Fidelis Partnership of $1,775.0 million less the net assets of $67.9 million, is shown as a non-cash adjustment to reconcile net income to net cash provided by operating activities.
On January 3, 2023, the financial statements of Pine Walk, the eight MGAs and FML have been deconsolidated and the non-controlling interests were disposed upon consummation of the Separation Transactions.

4.           Segments
The chief operating decision maker (“CODM”) reviews the Group's ongoing underwriting operations across three operating segments: Specialty, Bespoke, and Reinsurance. In determining how to allocate resources and assess the performance of the Group's underwriting results, management considers many factors including the nature of the insurance product offered, the risks that are covered and the nature of the client.
The Specialty segment comprises a specialized portfolio of niche risks that includes Aviation and Aerospace, Energy, Marine, Property, Property Direct & Facultative (“D&F”) business and other specialty risks.
The Bespoke segment is highly specialized in nature providing customized risk solutions for clients, which includes Credit & Political Risk and other specific risk transfer opportunities.
The Reinsurance segment comprises a property catastrophe book, which includes Property Reinsurance, Retrocession and Whole Account reinsurance.
Assets are not allocated to segments, nor are general and administrative expenses allocated between segments as employees, including underwriters, may work across different segments. The Fidelis Partnership commissions (see Note 13, Related Party Transactions) are not allocated to segments as they are not included in the measure of segment profit reviewed by the CODM, nor is a segment analysis of such expenses provided in other information reviewed by the CODM.
The following tables summarize the Group's segment disclosures:

	Three Months Ended June 30, 2024
	Specialty	Bespoke	Reinsurance	Other	Total
Gross premiums written	$756.5	$90.6	$346.1	$—	$1,193.2
Net premiums written	424.6	27.9	217.4	—	669.9
Net premiums earned	349.2	93.0	58.9	—	501.1
Losses and loss adjustment expenses	(189.1)	(32.9)	(0.7)	—	(222.7)
Policy acquisition expenses	(91.2)	(33.4)	(17.7)	(75.0)	(217.3)
General and administrative expenses	—	—	—	(24.4)	(24.4)
Underwriting income	68.9	26.7	40.5	(99.4)	36.7
Net realized and unrealized investment losses					(7.0)
Net investment income					46.0
Corporate and other expenses					(1.6)
Net foreign exchange losses					(2.6)
Financing costs					(8.6)
Income before income taxes					62.9
Income tax expense					(9.2)
Net income					$53.7

Losses and loss adjustment expenses incurred - current year	(203.2)	(75.7)	(12.4)		$(291.3)
Losses and loss adjustment expenses incurred - prior accident years	14.1	42.8	11.7		68.6
Losses and loss adjustment expenses incurred - total	$(189.1)	$(32.9)	$(0.7)		$(222.7)

Underwriting Ratios(1)
Loss ratio - current year	58.2%	81.4%	21.1%		58.1%
Loss ratio - prior accident years	(4.0%)	(46.0%)	(19.9%)		(13.7%)
Loss ratio - total	54.2%	35.4%	1.2%		44.4%
Policy acquisition expense ratio	26.1%	35.9%	30.1%		28.4%
Underwriting ratio	80.3%	71.3%	31.3%		72.8%
The Fidelis Partnership commissions ratio					15.0%
General and administrative expense ratio					4.9%
Combined ratio					92.7%
_________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	Three Months Ended June 30, 2023
	Specialty	Bespoke	Reinsurance	Other	Total
Gross premiums written	$657.3	$54.7	$245.2	$—	$957.2
Net premiums written	461.8	30.1	123.2	—	615.1
Net premiums earned	307.2	90.4	31.5	—	429.1
Losses and loss adjustment expenses	(137.4)	(16.2)	(4.7)	—	(158.3)
Policy acquisition expenses	(77.5)	(36.9)	(7.7)	(52.6)	(174.7)
General and administrative expenses	—	—	—	(18.6)	(18.6)
Underwriting income	92.3	37.3	19.1	(71.2)	77.5
Net realized and unrealized investment gains					0.1
Net investment income					27.3
Other loss					(3.3)
Corporate and other expenses					(1.5)
Net foreign exchange losses					(0.1)
Financing costs					(9.0)
Income before income taxes					91.0
Income tax expense					(7.1)
Net income					$83.9

Losses and loss adjustment expenses incurred - current year	(132.5)	(23.7)	(4.5)		$(160.7)
Losses and loss adjustment expenses incurred - prior accident years	(4.9)	7.5	(0.2)		2.4
Losses and loss adjustment expenses incurred - total	$(137.4)	$(16.2)	$(4.7)		$(158.3)

Underwriting Ratios(1)
Loss ratio - current year	43.1%	26.2%	14.3%		37.5%
Loss ratio - prior accident years	1.6%	(8.3%)	0.6%		(0.6%)
Loss ratio - total	44.7%	17.9%	14.9%		36.9%
Policy acquisition expense ratio	25.2%	40.8%	24.4%		28.5%
Underwriting ratio	69.9%	58.7%	39.3%		65.4%
The Fidelis Partnership commissions ratio					12.3%
General and administrative expense ratio					4.3%
Combined ratio					82.0%
__________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	Six months ended June 30, 2024
	Specialty	Bespoke	Reinsurance	Other	Total
Gross premiums written	$1,790.5	$244.1	$672.9	$—	$2,707.5
Net premiums written	1,052.3	80.7	315.0	—	1,448.0
Net premiums earned	701.4	182.9	104.8	—	989.1
Losses and loss adjustment expenses	(363.6)	(56.3)	14.9	—	(405.0)
Policy acquisition expenses	(191.0)	(63.7)	(23.8)	(151.7)	(430.2)
General and administrative expenses	—	—	—	(48.0)	(48.0)
Underwriting income	146.8	62.9	95.9	(199.7)	105.9
Net realized and unrealized investment losses					(16.0)
Net investment income					87.0
Corporate and other expenses					(1.6)
Net foreign exchange losses					(0.1)
Financing costs					(17.2)
Income before income taxes					158.0
Income tax expense					(23.1)
Net income					$134.9

Losses and loss adjustment expenses incurred - current year	(412.1)	(107.4)	(21.1)		$(540.6)
Losses and loss adjustment expenses incurred - prior accident years	48.5	51.1	36.0		135.6
Losses and loss adjustment expenses incurred - total	$(363.6)	$(56.3)	$14.9		$(405.0)

Underwriting Ratios(1)
Loss ratio - current year	58.7%	58.7%	20.2%		54.6%
Loss ratio - prior accident years	(6.9%)	(27.9%)	(34.4%)		(13.7%)
Loss ratio - total	51.8%	30.8%	(14.2%)		40.9%
Policy acquisition expense ratio	27.2%	34.8%	22.7%		28.2%
Underwriting ratio	79.0%	65.6%	8.5%		69.1%
The Fidelis Partnership commissions ratio					15.3%
General & administrative expense ratio					4.9%
Combined ratio					89.3%
_________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	Six months ended June 30, 2023
	Specialty	Bespoke	Reinsurance	Other	Total
Gross premiums written	$1,491.4	$205.5	$505.6	$—	$2,202.5
Net premiums written	954.8	111.8	208.2	—	1,274.8
Net premiums earned	573.4	181.6	60.1	—	815.1
Losses and loss adjustment expenses	(278.1)	(29.3)	(10.5)	—	(317.9)
Policy acquisition expenses	(143.8)	(70.2)	(13.1)	(76.8)	(303.9)
General and administrative expenses	—	—	—	(35.2)	(35.2)
Underwriting income	151.5	82.1	36.5	(112.0)	158.1
Net realized and unrealized investment gains					2.9
Net investment income					47.7
Other income					0.2
Net gain on distribution of The Fidelis Partnership					1,639.1
Corporate and other expenses					(3.0)
Net foreign exchange losses					(1.6)
Financing costs					(17.6)
Income before income taxes					1,825.8
Income tax expense					(9.3)
Net income					$1,816.5

Losses and loss adjustment expenses incurred - current year	(242.7)	(45.6)	(34.1)		$(322.4)
Losses and loss adjustment expenses incurred - prior accident years	(35.4)	16.3	23.6		4.5
Losses and loss adjustment expenses incurred - total	$(278.1)	$(29.3)	$(10.5)		$(317.9)

Underwriting Ratios(1)
Loss ratio - current year	42.3%	25.1%	56.8%		39.6%
Loss ratio - prior accident years	6.2%	(9.0%)	(39.3%)		(0.6%)
Loss ratio - total	48.5%	16.1%	17.5%		39.0%
Policy acquisition expense ratio	25.1%	38.7%	21.8%		27.9%
Underwriting ratio	73.6%	54.8%	39.3%		66.9%
The Fidelis Partnership commissions ratio					9.4%
General & administrative expense ratio					4.3%
Combined ratio					80.6%
__________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.
5.           Investments
At June 30, 2024, the Group’s investments are substantially all managed by external investment managers through individual investment management agreements. The Group monitors activity and performance of the external managers on an ongoing basis.
a.Fixed maturity securities
The following table summarizes the fair value of fixed maturity investments:

	June 30, 2024
	Amortized Cost	Unrealized gains	Unrealized losses	Fair value
U.S. Treasuries	$698.5	$1.1	$(5.6)	$694.0
Agencies	11.9	—	(0.1)	11.8
Non-U.S. government	44.6	0.1	(0.6)	44.1
Corporate bonds	1,951.9	5.5	(15.7)	1,941.7
Residential mortgage-backed	280.9	1.0	(6.3)	275.6
Commercial mortgage-backed	23.6	—	(0.2)	23.4
Other asset backed securities	420.4	1.4	(2.2)	419.6
Total fixed maturity securities	$3,431.8	$9.1	$(30.7)	$3,410.2

	December 31, 2023
	Amortized Cost	Unrealized gains	Unrealized losses	Fair value
U.S. Treasuries	$692.4	$4.1	$(9.8)	$686.7
Agencies	16.2	0.1	(0.1)	16.2
Non-U.S. government	77.6	0.2	(1.8)	76.0
Corporate bonds	1,798.4	14.7	(25.8)	1,787.3
Residential mortgage-backed	192.0	2.0	(5.8)	188.2
Commercial mortgage-backed	53.1	—	(2.0)	51.1
Other asset backed securities	441.7	1.3	(3.6)	439.4
Total fixed maturity securities	$3,271.4	$22.4	$(48.9)	$3,244.9
Review of the fixed maturity securities is performed on a regular basis to consider concentration, credit quality and compliance with established guidelines. For individual fixed maturity securities, nationally recognized statistical rating organizations (“NRSROs”) are used and the lower of two or middle of three ratings is taken. The composition of the fair values of fixed maturity securities by credit rating is as follows:

	June 30, 2024		December 31, 2023
	Fair Value	%	Fair Value	%
AAA	$399.3	12%	$399.5	12%
AA	1,230.2	36%	1,119.0	35%
A	1,404.5	41%	1,145.8	35%
BBB	374.7	11%	573.6	18%
BB	1.5	—%	7.0	—%
Total fixed maturity securities	$3,410.2	100%	$3,244.9	100%
The contractual maturities for fixed maturity securities are listed in the following table:

	June 30, 2024		December 31, 2023
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$300.8	$295.9	$566.7	$555.9
Due after one year through five years	2,206.6	2,196.0	2,130.3	2,119.5
Due after five years through ten years	549.4	547.6	255.5	256.0
Due after ten years	375.0	370.7	318.9	313.5
Total fixed maturity securities	$3,431.8	$3,410.2	$3,271.4	$3,244.9
Expected maturities may differ from contractual maturities as borrowers may have the right to call or repay obligations with or without call or prepayment penalties. Additionally, lenders may have the right to put the securities back to the borrower.
b.Short-term investments
The following investments were included in short-term investments and are classified as available-for-sale:

	June 30, 2024
	Amortized Cost	Unrealized gains	Unrealized losses	Fair value
U.S. Treasuries	$86.9	$—	$—	$86.9
Total short-term investments	$86.9	$—	$—	$86.9

	December 31, 2023
	Amortized Cost	Unrealized gains	Unrealized losses	Fair value
U.S. Treasuries	$49.0	$—	$—	$49.0
Total short-term investments	$49.0	$—	$—	$49.0

The composition of the fair values of short-term investments by credit rating is as follows:

	June 30, 2024		December 31, 2023
	Fair Value	%	Fair Value	%
AA	$86.9	100%	$49.0	100%
Total short-term investments	$86.9	100%	$49.0	100%
c.Available-for-sale - net loss position
The following table summarizes, by type of security, the aggregate fair value and gross unrealized loss by length of time the security has been in an unrealized loss position for the Group’s available-for-sale portfolio:

	June 30, 2024
		0 - 12 months	> 12 months
	Fair value	Gross unrealized losses	Gross unrealized losses	Number of securities
U.S. Treasuries	$540.5	$(2.8)	$(2.8)	62
Agencies	11.8	(0.1)	—	8
Non-U.S. government	33.8	(0.1)	(0.5)	16
Corporate bonds	962.9	(3.9)	(11.8)	446
Residential mortgage-backed	120.3	(1.0)	(5.3)	64
Commercial mortgage-backed	15.6	—	(0.2)	7
Other asset backed securities	131.7	(0.2)	(2.0)	44
Total	$1,816.6	$(8.1)	$(22.6)	647

	December 31, 2023
		0 - 12 months	> 12 months
	Fair value	Gross unrealized losses	Gross unrealized losses	Number of securities
U.S. Treasuries	$362.2	$(0.2)	$(9.6)	52
Agencies	5.9	—	(0.1)	5
Non-U.S. government	51.3	—	(1.8)	29
Corporate bonds	894.8	(0.9)	(24.9)	527
Residential mortgage-backed	84.3	(0.2)	(5.6)	54
Commercial mortgage-backed	43.2	(0.1)	(1.9)	23
Other asset backed securities	208.2	(0.3)	(3.3)	74
Total	$1,649.9	$(1.7)	$(47.2)	764
At June 30, 2024 on a security level basis, 647 securities out of a total of approximately 1,126 securities were in an unrealized loss position and the largest single unrealized loss from a single security in the Group’s fixed maturity portfolio was $0.7 million. The Group believes that such securities were temporarily impaired at June 30, 2024. At December 31, 2023, on a security level basis, approximately 764 securities out of a total of approximately 1,263 securities were in an unrealized loss position and the largest single unrealized loss from a single security in the Group’s fixed maturity portfolio was $1.7 million.
d.Allowance for Expected Credit Losses - Available-for-sale
The following table provides a roll forward of the allowance for expected credit losses of the Group’s securities classified as available-for-sale:

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Balance at beginning of period	$2.4	$2.5	$1.3	$1.1
Expected credit losses on securities where credit losses were not previously recognized	1.2	0.6	1.7	1.4
Additions/(reductions) for expected credit losses on securities where credit losses were previously recognized	(0.3)	(1.2)	0.5	(0.6)
Securities sold/redeemed/matured	(0.1)	—	(0.3)	—
Balance at end of period	$3.2	$1.9	$3.2	$1.9

The Group assesses each quarter whether the decline in the fair value of an available-for-sale investment below its amortized cost is the result of a credit loss. All available-for-sale securities with unrealized losses are reviewed. The Group considers many factors to determine whether a credit loss exists, including the extent to which fair value is below cost, the implied yield to maturity, rating downgrades of the security and whether or not the issuer has failed to make scheduled principal or interest payments. The Group also takes into consideration information about the financial condition of the issuer and industry factors that could negatively impact the capital markets.
If the decline in fair value of an available-for-sale security below its amortized cost is considered to be the result of a credit loss, the Group compares the estimated present value of the cash flows expected to be collected to the amortized cost of the security. The extent to which the estimated present value of the cash flows expected to be collected is less than the amortized cost of the security represents the expected credit loss, which is recorded as an allowance and recognized in net income.
e.Other investments, at fair value
At June 30, 2024, other investments consisted primarily of an opportunistic fixed income UCITS fund managed by Wellington Investment Management ("Wellington Funds").

	June 30, 2024		December 31, 2023
	Fair Value	%	Fair Value	%
Wellington Funds	$46.0	98%	$46.9	99%
Other securities valued at net asset value per share	0.8	2%	0.6	1%
Total other investments at fair value	$46.8	100%	$47.5	100%
In 2021 the Group invested $50.0 million in Wellington Funds. The fair value of the investment at June 30, 2024 was $46.0 million (December 31, 2023 - $46.9 million).
f.Net Investment Income and Net Realized and Unrealized Investment Gains
The components of net investment return are as follows:

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Net interest and dividend income	$47.4	$28.2	$89.5	$49.5
Investment expenses	(1.4)	(0.9)	(2.5)	(1.8)
Net investment income	46.0	27.3	87.0	47.7
Net realized losses on fixed maturity securities, available-for-sale	(6.1)	(0.4)	(13.5)	(0.4)
Net realized gains on other investments	—	—	—	2.2
Change in net unrealized (losses)/gains on other investments	(0.1)	(0.1)	(0.6)	1.9
Provision for expected credit losses	(0.8)	0.6	(1.9)	(0.8)
Net realized and unrealized investment (losses)/gains	(7.0)	0.1	(16.0)	2.9
Total realized and unrealized investments gains/(losses) and net investment income	$39.0	$27.4	$71.0	$50.6
6.           Fair Value Measurements
FASB ASC 820-10, Fair Value Measurements and Disclosures, defines fair value, establishes a consistent framework for measuring fair value and requires disclosures about fair value measurements. The standard requires the Group to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
Fair value hierarchy
FASB ASC 820-10 specifies a hierarchy of inputs based on whether the inputs are observable or unobservable. Observable inputs are developed using market data and reflect market participant assumptions, while unobservable inputs reflect the Group’s market assumptions. The fair value hierarchy is as follows:
•Level 1: Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities traded in active markets. The fair value is determined by multiplying the quoted price by the quantity held by the Group.
•Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices (e.g. interest rates, yield curves, prepayment spreads, default rate, etc.) for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability or can be corroborated by observable market data.

•Level 3: Inputs to the valuation methodology are unobservable for the asset or liability and are significant to the fair value measurement. Significant management assumptions can be used to establish management’s best estimate of the assumptions used by other market participants in determining the fair value of the asset or liability.
As required under the fair value hierarchy, the Group considers relevant and observable market inputs in its valuations where possible. The frequency of transactions, the size of the bid-ask spread and the amount of adjustment necessary when comparing similar transactions are all factors in determining the liquidity of markets and the relevance of observable prices in those markets.
The Group’s policy with respect to transfer between levels of the fair value hierarchy is to recognize transfers into and out of each level as of the end of the reporting period.
Determination of fair value
The following section describes the valuation methodologies used by the Group to measure assets and liabilities at fair value, including an indication of the level within the fair value hierarchy in which each asset or liability is generally classified.
Fixed maturity securities
Fair values for all securities in the fixed income investment portfolio are independently provided by the investment administrator, investment custodians, and investment managers, each of which utilize internationally recognized independent pricing services.
For determining the fair value of securities that are not actively traded, in general, pricing services use “matrix pricing” in which the independent pricing service uses observable market inputs including, but not limited to, reported trades, benchmark yields, broker-dealer quotes, interest rates, prepayment spreads, default rates and such other inputs as are available from market sources to determine a reasonable fair value.
The following describes the techniques generally used to determine the fair value of the Group’s fixed maturity securities by asset class.
•U.S. Treasuries are bonds issued by the U.S. government. The significant inputs used to determine the fair value of these securities are based on quoted prices in active markets for identical assets and are therefore classified within Level 1.
•Agency securities consists of securities issued by U.S. and non-U.S. government sponsored agencies such as the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, government development banks and other agencies which are not mortgage pass-through. The fair values of these securities are classified as Level 2.
•Non-U.S. government securities consist of bonds issued by non-U.S. governments and supranationals. The significant inputs used to determine the fair value of these securities include the spread above the risk-free yield curve, reported trades and broker-dealer quotes. These are considered to be observable market inputs and, therefore, the fair values of these securities are classified within Level 2.
•Corporate bonds consist primarily of investment-grade debt of a wide variety of corporate issuers and industries. When available, significant inputs are used to determine the fair value of these securities and are based on quoted prices in active markets for similar assets. When not available, the fair values of these securities are determined using the spread above the risk-free yield curve, reported trades, broker-dealer quotes, benchmark yields, and industry and market indicators. The fair values of these securities are classified as Level 2.
•Residential mortgage-backed securities includes agency mortgage-backed securities and agency collateralized mortgage obligations. These are individually evaluated using option adjusted spreads (“OAS”) and nominal spreads. The OAS valuations use a third-party prepayment model and OAS. Spreads are based upon tranche type and average life volatility. These spreads are gathered from dealer quotes, trade prices, and the new issue market. The fair values of these securities are classified as Level 2.
•Commercial mortgage-backed securities consist of investment grade bonds backed by pools of loans with underlying collateral. Securities held in this sector are primarily priced by pricing services. Inputs to the valuation process include broker-dealer quotes and other available trade information, prepayment speeds, current price data, the swap curve as well as cash settlement. The fair values of these securities are classified as Level 2.
•Other asset-backed securities consist of investment grade bonds backed by pools of loans with underlying collateral. The underlying collateral for asset-backed securities consists mainly of student loans, automobile loans and credit card receivables. These securities are primarily priced by index providers and pricing vendors. Inputs to the valuation process include broker-dealer quotes and other available trade information, prepayment speeds, tranche type, interest rate data and credit spreads. The Group classifies these securities within Level 2.
Short-term investments
The Group’s short-term investments consist of commercial paper and bonds with maturities of 90 days or greater but less than one year at the time of purchase. The significant inputs used to determine the fair value of these securities include the spread above the risk-free yield curve, reported trades and broker-dealer quotes. These are considered to be observable market inputs and, therefore, the fair values of these securities are classified within Level 1.
Derivative assets and liabilities
Exchange-traded derivatives, measured at fair value using quoted prices in active markets, where available are classified as Level 1 of the fair value hierarchy.
Derivatives without quoted prices in an active market and derivatives executed over the counter are valued using internal valuations techniques that consider the time value of money, volatility, the current market and contractual prices of underlying financial instruments. These derivative instruments are classified as either Level 2 or Level 3 depending upon the observability of the significant inputs to the model. The valuation techniques and key inputs depend on the type of derivative and the nature of the underlying instrument.
Other investments
The fair value of the Wellington Funds is based on unadjusted quoted market prices in active markets; therefore, the fair value of this security is classified as Level 1.
The following table presents the financial instruments measured at fair value on a recurring basis at June 30, 2024 and December 31, 2023:

	June 30, 2024
Assets	Level 1	Level 2	Level 3	Total
Cash equivalents - money market funds	$513.2	$—	$—	$513.2
Fixed maturity securities
U.S. Treasuries	694.0	—	—	694.0
Agencies	—	11.8	—	11.8
Non-U.S. government	—	44.1	—	44.1
Corporate bonds	—	1,941.7	—	1,941.7
Residential mortgage-backed	—	275.6	—	275.6
Commercial mortgage-backed	—	23.4	—	23.4
Other asset backed securities	—	419.6	—	419.6
Total fixed maturity securities	694.0	2,716.2	—	3,410.2
Short-term investments
U.S. Treasuries	86.9	—	—	86.9
Total short-term investments	86.9	—	—	86.9
Other investments*	46.0	—	—	46.0
Other assets
Investments pending settlement	44.8	—	—	44.8
Total other assets	44.8	—	—	44.8
Total assets measured at fair value	$1,384.9	$2,716.2	$—	$4,101.1
Liabilities
Other liabilities
Derivative liabilities	$—	$(1.3)	$—	$(1.3)
Investments pending settlement	(14.3)	—	—	(14.3)
Total other liabilities	(14.3)	(1.3)	—	(15.6)
Total liabilities measured at fair value	$(14.3)	$(1.3)	$—	$(15.6)
__________________
*excludes investments valued at net asset value per share.

	December 31, 2023
Assets	Level 1	Level 2	Level 3	Total
Cash equivalents - money market funds	$557.9	$—	$—	$557.9
Fixed maturity securities
U.S. Treasuries	686.7	—	—	686.7
Agencies	—	16.2	—	16.2
Non-U.S. government	—	76.0	—	76.0
Corporate bonds	—	1,787.3	—	1,787.3
Residential mortgage-backed	—	188.2	—	188.2
Commercial mortgage-backed	—	51.1	—	51.1
Other asset backed securities	—	439.4	—	439.4
Total fixed maturity securities	686.7	2,558.2	—	3,244.9
Short-term investments
U.S. Treasuries	49.0	—	—	49.0
Total short-term investments	49.0	—	—	49.0
Other investments*	46.9	—	—	46.9
Other assets
Investments pending settlement	2.2	—	—	2.2
Total other assets	2.2	—	—	2.2
Total assets measured at fair value	$1,342.7	$2,558.2	$—	$3,900.9
Liabilities
Other liabilities
Derivative liabilities	$—	$(1.1)	$—	$(1.1)
Total other liabilities	—	(1.1)	—	(1.1)
Total liabilities measured at fair value	$—	$(1.1)	$—	$(1.1)
__________________
*excludes investments valued at net asset value per share.
There were no transfers into or out of Level 1 and Level 2 during the six months ended June 30, 2024 and the year ended December 31, 2023.

Fair Value of Financial Instrument Liabilities
The following table includes financial instruments for which the carrying value differs from the estimated fair values at June 30, 2024 and December 31, 2023. The fair values of the below financial instruments are based on observable inputs and are considered Level 2 measurements.

	June 30, 2024		December 31, 2023
	Fair Value	Carrying Value	Fair Value	Carrying Value
4.875% Senior notes due 2030	$313.7	$325.4	$273.1	$325.0
6.625% Fixed Rate Reset Junior Subordinated notes due 2041	123.8	123.2	121.6	123.2
Preference securities	$56.2	$58.4	$55.6	$58.4

7.           Total Cash, Cash Equivalents, Restricted Cash and Restricted Investments
The Group has cash and investments in trust funds that support the insurance contracts written on certain lines of business and in segregated portfolios primarily to provide collateral for letters of credit.
The following table provides a summary of cash and cash equivalents, restricted cash and restricted investments at June 30, 2024 and December 31, 2023:

	June 30, 2024	December 31, 2023
Cash and cash equivalents	$628.6	$712.4
Restricted cash securing letter of credit facilities	21.2	5.8
Restricted cash securing reinsurance contracts	209.3	245.9
Total cash, cash equivalents and restricted cash	859.1	964.1
Restricted investments securing reinsurance contracts and letter of credit facilities	1,451.2	1,347.0
Total cash, cash equivalents, restricted cash and restricted investments	$2,310.3	$2,311.1
8.           Derivative Financial Instruments
The Group enters into derivative instruments such as futures and forward contracts primarily for duration, interest rate and foreign currency exposure management. The Group’s derivative instruments are generally traded under International Swaps and Derivatives Association master agreements, which establish the terms of the transactions entered into with the Group’s derivative counterparties. In the event one party becomes insolvent or otherwise defaults on its obligations, a master agreement generally permits the non-defaulting party to accelerate and terminate all outstanding transactions and net the transactions’ marked-to-market values so that a single sum in a single currency will be owed by, or owed to, the non-defaulting party. Effectively, this contractual close-out netting reduces credit exposure from gross to net exposure.
The following tables identify the listing currency, fair value and notional amounts of derivative instruments included in the Consolidated Balance Sheets, categorized by primary underlying risk:

		June 30, 2024		December 31, 2023
	Listing currency (1)	Notional amounts(2)	Fair value	Notional amounts(2)	Fair value
Derivative liabilities by primary underlying risk
Foreign exchange contracts
Forwards (3)	AUD/CAD/EUR/GBP/JPY	$86.5	$(1.3)	$(9.7)	$(1.1)
Total derivative liabilities		$86.5	$(1.3)	$(9.7)	$(1.1)
__________________
(1)AUD = Australian Dollar, CAD = Canadian Dollar, EUR = Euro, GBP = British pound and JPY = Japanese Yen.
(2)The absolute notional exposure represents the Group’s derivative activity, which is representative of the volume of derivatives held during the period.
(3)Contracts used to manage foreign currency risks in underwriting and non-investment operations.
The following table presents derivative instruments by major risk type, the Group’s net realized gains/(losses) and change in net unrealized gains/(losses) relating to derivative trading activities for the three and six months ended June 30, 2024 and 2023. Net realized gains/(losses) and net unrealized gains/(losses) related to derivatives are included in net foreign exchange losses in the Consolidated Statements of Income.

	Three Months Ended				Six Months Ended
	June 30, 2024		June 30, 2023		June 30, 2024		June 30, 2023
Derivatives	Net realized gains/(losses)	Change in net unrealized gains/(losses)	Net realized gains/(losses)	Change in net unrealized gains/(losses)	Net realized gains/(losses)	Change in net unrealized gains/(losses)	Net realized gains/(losses)	Change in net unrealized gains/(losses)
Foreign exchange contracts
Forwards (1)	$1.6	$(1.2)	$(4.1)	$2.3	$(1.3)	$(0.3)	$2.3	$(7.6)
Total foreign exchange contracts	1.6	(1.2)	(4.1)	2.3	(1.3)	(0.3)	2.3	(7.6)
Total	$1.6	$(1.2)	$(4.1)	$2.3	$(1.3)	$(0.3)	$2.3	$(7.6)
__________________
(1)Contracts used to manage foreign currency risks in underwriting and non-investment operations.
The Group obtains/provides collateral from/to counterparties for OTC derivative financial instruments in accordance with bilateral credit facilities.

The Group does not offset its derivative instruments and presents all amounts in the Consolidated Balance Sheets on a gross basis. Unrealized gains are included within other assets and unrealized losses are included within other liabilities. The Group has pledged cash collateral to counterparties to support the current value of amounts due to the counterparties based on the value of the underlying security.
9.           Reserves for Losses and Loss Adjustment Expenses
The reserves for losses and loss adjustment expenses include an amount determined from reported claims, and estimates based on historical loss experience and industry statistics for losses incurred but not reported using a variety of actuarial methods.
The unpaid reported reserves for losses and loss adjustment expenses are established by management based on reports from brokers, ceding companies and insureds and represents the estimated ultimate cost of events or conditions that have been reported to, or specifically identified by the Group.
The reserves for IBNR losses and loss adjustment expenses are established by management based on actuarially determined estimates of ultimate losses and loss adjustment expenses. Inherent in the estimate of ultimate losses and loss adjustment expenses are expected trends in claim severity and frequency and other factors which may vary significantly as claims are settled. Accordingly, ultimate losses and loss adjustment expenses may differ materially from the amounts recorded in the consolidated financial statements.
These estimates are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, will be recorded in losses and loss adjustment expenses in the period in which they become known. IBNR reserves are calculated on a best estimate basis and are estimated by management using various actuarial methods as well as the Group’s own growing loss experience, historical insurance industry loss experience, estimates of pricing adequacy trends and management’s professional judgement. Due to the limited historical data available, reliance is placed upon industry data and a review of individual policies. Estimates are calculated at the lowest level line of business, separately for gross and ceded, and for attritional, extreme and catastrophic claims.
The reserve estimates contain an inherent level of uncertainty and actual results may vary, potentially significantly, from the estimates the Group has made. Reserves are reviewed on a quarterly basis and estimates are adjusted to reflect emerging claims experience.
The Group estimates reserves for unallocated claims adjustment expenses (“ULAE”) based on a percentage of loss reserves as determined by management. However, this may be overridden in exceptional circumstances where this approach is not deemed appropriate. There were no material changes made to the Group’s methodology for calculating reserves for unallocated claims adjustment expenses for the six months ended June 30, 2024.
The following table presents a reconciliation of reserves for losses and loss adjustment expenses for the six months ended June 30, 2024 and June 30, 2023:

	June 30, 2024	June 30, 2023
Reserves for losses and loss adjustment expenses, beginning of period	$2,448.9	$2,045.2
Reinsurance recoverable on reserves for losses and loss adjustment expenses	(1,108.6)	(976.1)
Net reserves for losses and loss adjustment expenses, beginning of period	1,340.3	1,069.1
Net losses and loss adjustment expenses incurred in respect of losses occurring in:
Current year	540.6	322.4
Prior years	(135.6)	(4.5)
Total incurred	405.0	317.9
Net losses and loss adjustment expenses paid in respect of losses occurring in:
Current year	(18.2)	(32.9)
Prior years	(165.6)	(145.0)
Total paid	(183.8)	(177.9)
Foreign exchange	(13.6)	6.2
Net reserves for losses and loss adjustment expenses, end of period	1,547.9	1,215.3
Reinsurance recoverable on reserves for losses and loss adjustment expenses	1,154.8	1,019.7
Reserves for losses and loss adjustment expenses, end of period	$2,702.7	$2,235.0
As a result of the changes in estimates of insured events in prior years, the reserves for losses and loss adjustment expenses net of reinsurance recoveries for prior accident year periods decreased by $135.6 million for the six months ended June 30, 2024 (2023: $4.5 million).
Net favorable development for the six months ended June 30, 2024 resulted from better than expected loss development across all segments.

The favorable development in the Bespoke segment of $51.1 million was driven by benign attritional experience and favorable claims settlements. The favorable development in the Specialty segment of $48.5 million was driven primarily by better than expected loss emergence in the Marine and Property D&F lines of business. The favorable development in the Reinsurance segment of $36.0 million was driven by positive development on catastrophe losses and benign prior year attritional experience.
Net favorable development for the six months ended June 30, 2023 resulted from better than expected loss development in the Reinsurance and Bespoke segments, partially offset by net adverse development in the Specialty segment.
The favorable development in the Reinsurance segment of $23.6 million was a result of better than expected loss emergence in the Property Reinsurance line of business. The favorable development in the Bespoke segment of $16.3 million was primarily driven by better than expected loss emergence. The adverse development in the Specialty segment of $35.4 million related primarily to increased estimates on two contracts in the Energy line of business, Winter Storm Elliot in the Property D&F line of business, as well as updated legal expense provisions in the reserve for the Ukraine Conflict in the Aviation and Aerospace line of business.
10.          Reinsurance and Retrocessional Reinsurance
The Group is exposed to the credit risk of the reinsurers, including the risk that one of its reinsurers becomes insolvent or otherwise unable or unwilling to pay policyholder claims. This credit risk is generally mitigated by either selecting well capitalized, highly rated authorized capacity providers or requiring that the capacity provider post collateral to secure the reinsured risks, which, in some instances, exceeds the related reinsurance recoverable. Allowances are established for amounts deemed uncollectible.
The Group evaluates the financial condition of its reinsurers on a regular basis and monitors concentrations of credit risk with reinsurers. At June 30, 2024, the reinsurance balance recoverable on reserves for losses and loss adjustment expenses was $1,154.8 million (December 31, 2023: $1,108.6 million) and the reinsurance balance recoverable on paid losses was $149.7 million (December 31, 2023: $182.7 million). In evaluating the allowance for expected credit losses, the Group assesses the probability of default and loss given default for each reinsurer. This uses counterparty ratings from a major rating agency and an assessment of the current market conditions for the likelihood of default. Although the Group has not experienced any credit losses to date, an inability of its reinsurers or retrocessionaires to meet their obligations to it over the relevant exposure periods for any reason could have a material adverse effect on its financial condition and results of operations.
The allowance for expected credit losses of the Group's reinsurance recoverables due from third parties on paid and unpaid claims was $nil and $1.3 million at June 30, 2024, respectively, (December 31, 2023: $nil and $1.3 million).
11.          Long Term Debt and Preference Securities
Long-term Debt
On June 18, 2020, the Group issued $300.0 million and on July 2, 2020 the Group issued a further $30.0 million of its 4.875% Senior Notes due June 30, 2030 (collectively, the “Senior Notes”), with interest payable on June 30 and December 30 of each year, commencing on December 30, 2020. The Senior Notes are redeemable at the applicable redemption price, subject to the terms described in the indenture for the Senior Notes. However, the Senior Notes may not be redeemed at any time prior to their maturity if enhanced capital requirements, as established by the Bermuda Monetary Authority (“BMA”), would be breached immediately before or after giving effect to the redemption of such notes, unless, in each case, the Group replaces the capital represented by the Senior Notes to be redeemed with capital having equal or better capital treatment as the notes under applicable BMA rules. The Senior Notes contain covenants, including limitations on liens on the stock of certain designated subsidiaries, limitations on consolidations, mergers, amalgamations and sales of substantially all assets and certain reporting obligations.
On October 16, 2020, the Group issued $105.0 million, and on October 20, 2020, the Group issued a further $20.0 million of its 6.625% Fixed-Rate Reset Junior Subordinated Notes due April 1, 2041 (collectively, the “Junior Notes”) with interest payable on April 1 and October 1 of each year, commencing on April 1, 2021. The interest rate is reset on April 1, 2026 at the U.S. five-year treasury rate on the reset interest determination date plus 6.323%, and every five years thereafter. The Junior Notes are redeemable at par value for six months after each interest rate reset date. The Junior Notes contain covenants, including limitations on liens on the stock of certain designated subsidiaries, limitations on consolidations, mergers, amalgamations and sales of substantially all assets and certain reporting obligations.

The following table sets forth the principal amount of the debt issued as well as the unamortized discount and debt issuance costs at June 30, 2024 and December 31, 2023:

	June 30, 2024		December 31, 2023
	Principal	Unamortized discount and debt issuance costs	Principal	Unamortized discount and debt issuance costs
4.875% Senior notes due 2030	$330.0	$(4.6)	$330.0	$(5.0)
6.625% Fixed Rate Reset Junior Subordinated notes due 2041	125.0	(1.8)	125.0	(1.8)
Total	$455.0	$(6.4)	$455.0	$(6.8)
Preference Securities
In 2015, the Group issued shares of cumulative 9% preference securities with a redemption price equal to $10,000 per share, plus all declared and unpaid dividends (the “Preference Securities”). The Preference Securities are subject to mandatory redemption on June 15, 2050. The Preference Securities are subject to redemption at the option of the Group as follows: (i) if the redemption occurs prior to December 15, 2025, at an amount equal to the present value (calculated using the Treasury Rate plus 0.5%) of the redemption price plus the remaining scheduled dividend payments up to December 15, 2025; or (ii) if the redemption occurs after December 15, 2025, at an amount equal to the redemption price plus all accrued and unpaid dividends, if any, through the date of redemption.
Holders of Preference Securities are entitled to receive quarterly dividend payments on March 15, June 15, September 15, and December 15 only when, and if, declared by the Group’s Board of Directors. To the extent declared, these dividends will accumulate, with respect to each dividend period, in the amount per share equal to 9% of the $10,000 liquidation preference per annum. From December 15, 2025, the dividend rate resets to the greater of (i) three-month LIBOR plus 9.773% and (ii) 9%, determined quarterly. Due to the discontinuation of LIBOR on June 30, 2023, an alternative reference rate will be determined in advance of the interest rate reset date. Currently the holders of all Preference Securities do not have any voting rights.
During the three and six months ended June 30, 2024, the Group paid quarterly preference dividends of $1.3 million and $2.6 million, respectively, (2023: $1.3 million and $2.6 million) to holders of the Group’s Preference Securities. The preference dividends are recorded as a component of financing costs on the Consolidated Statements of Income. At June 30, 2024, dividends payable of $0.2 million (December 31, 2023: $0.2 million) are included in other liabilities. No other outstanding amounts are payable to holders of the Preference Securities.

	June 30, 2024	December 31, 2023
Preference securities, par value $0.01 per share
Authorized	1,000,000	1,000,000
Issued and outstanding:
9% cumulative preference shares	5,835	5,835

12.          Commitments and Contingencies
a.Letter of credit facilities
At June 30, 2024, and December 31, 2023, the Group had the following letter of credit facilities:

	June 30, 2024			December 31, 2023
Bank	Commitment	In Use	Date of Expiry	Commitment	In Use	Date of Expiry
Lloyds Bank plc(2)
Unsecured (1)	$25.0	$19.8	September 20, 2024	$25.0	$20.6	September 20, 2024
Secured (1)	100.0	37.1	September 20, 2024	100.0	38.2	September 20, 2024
Ancillary own funds	75.0	75.0	March 13, 2027	75.0	75.0	March 13, 2027
Total Lloyds Bank Plc	200.0	131.9		200.0	133.8
Citibank N.A. London branch(1)(2)
Secured	70.0	43.9	December 31, 2024	70.0	52.3	December 31, 2024
Total Citibank N.A. London branch	70.0	43.9		70.0	52.3
Barclays Bank plc(1)(2)
Unsecured	60.0	51.3	September 13, 2024	60.0	53.3	September 13, 2024
Secured	80.0	31.0	September 13, 2024	80.0	31.0	September 13, 2024
Total Barclays Bank plc	140.0	82.3		140.0	84.3
Bank of Montreal(1)(2)
Unsecured	40.0	32.9	September 17, 2024	40.0	36.1	September 17, 2024
Secured	100.0	26.0	September 17, 2024	100.0	32.1	September 17, 2024
Total Bank of Montreal	140.0	58.9		140.0	68.2
Total letters of credit facilities	$550.0	$317.0		$550.0	$338.6
__________________
(1)Letters of credit can be issued under the Standby Letter of Credit Facility for the purposes of supporting insurance and reinsurance obligations.
(2)The Facility agreements allow for additional capacity in the form of accordions and uncommitted amounts. The maximum additional capacity from the lenders as of June 30, 2024 was: Lloyds Bank plc $50.0 million; Citibank N.A. London Branch $200.0 million; Barclays Bank plc $80.0 million; and Bank of Montreal $60.0 million.

The following table shows the collateral underlying the secured letter of credit facilities:

Bank	June 30, 2024	December 31, 2023
Lloyds Bank plc	$44.3	$44.2
Citibank N.A. London branch	45.6	55.2
Barclays Bank plc	41.1	37.7
Bank of Montreal	30.2	35.9
Total	$161.2	$173.0
The Group's letter of credit facilities are generally bilateral agreements with a one or two year term. The letters of credit issued under the secured letter of credit facilities are fully collateralized. The Group also entered into a Standby Letter of Credit Facility Agreement with Lloyds to provide regulated capital in respect of Ancillary Own Funds (“AOF”). All above facilities are subject to various affirmative, negative and financial covenants that the Group considers to be customary for such borrowings including certain minimum net worth and maximum debt to capitalization standards.
b.Legal proceedings
From time to time in the normal course of business, the Group may be involved in formal and informal dispute resolution procedures, which may include arbitration or litigation, the outcomes of which determine the rights and obligations of the Group under the Group’s (re)insurance contracts, and other contractual agreements, or other matters as the case may be. In some disputes, the Group may seek to enforce its rights under an agreement or to collect funds owing to it. In other matters, the Group may resist attempts by others to collect funds or enforce alleged rights. While the final outcome of legal disputes that may arise cannot be predicted with certainty, the Group does not believe that the eventual outcome of any specific litigation, arbitration or alternative dispute resolution proceedings to which the Group is currently a party will have a material adverse effect on the financial condition of the Group’s business as a whole after consideration of any applicable reserves.

c.Concentration of credit risk
Credit risk arises out of the failure of a counterparty to perform according to the terms of the contract. The Group underwrites a significant portion of its (re)insurance business through brokers and as a result credit risk exists should any of these brokers be unable to fulfil their contractual obligations with respect to the payments of premium or failure to pass on claims, if there is risk transfer, to the Group.
The Group has policies and standards in place to manage and monitor the credit risk of intermediaries with a focus on day-to-day monitoring of the largest positions. Note 10 (Reinsurance and Retrocessional Reinsurance) describes the credit risk related to the Group’s reinsurance recoverables.
13.          Related Party Transactions
On January 3, 2023, The Fidelis Partnership acquired 9.9% of the common shares of the Group. Certain directors, executive officers and management of The Fidelis Partnership also own common shares of the Group.
On December 20, 2022, the Group and The Fidelis Partnership entered into a rolling 10-year framework agreement (the “Framework Agreement”), effective January 1, 2023, that governs the ongoing relationship between the two groups. Years one to three roll automatically, whereas from year four onwards, the Framework Agreement will roll at the sole written election of the Group, with such election to be delivered at least 90 days prior to the commencement of the subsequent contract year. Any decision by FIHL to elect not to roll the Framework Agreement will mean that the remainder of the 10-year terms then in effect will continue in place.
The underwriting activities of FIBL, FUL and FIID have been outsourced to the corresponding operating subsidiaries of The Fidelis Partnership on a jurisdictional basis. Each of FIBL, FUL and FIID have delegated underwriting authority to source and bind contracts to Shelf Opco Bermuda Limited, Pine Walk and Pine Walk Europe, respectively. The Fidelis Partnership manages origination, underwriting, underwriting administration and claims handling under delegated authority agreements with the Group. Other services provided by The Fidelis Partnership to the Group include sourcing and administering the outwards reinsurance program, and support with business planning, capital management, insurance contract accounting and information technology. The Framework Agreement provides for the payment of the following fees with effect from January 1, 2023:
a.Ceding commissions: (i) a ceding commission of 11.5% of net premiums written of open market business procured by The Fidelis Partnership on or after January 1, 2023; (ii) a ceding commission of 3% of net premiums written of business sourced by The Fidelis Partnership via third party managing general underwriters on or after January 1, 2023; and (iii) a portfolio management fee of 3.0% of net premiums written of the business sourced by The Fidelis Partnership.
b.Profit commission: a profit commission of 20.0% of the aggregate operating profit generated on the sourced business, subject to a hurdle rate of return of 5.0% of underwriting return on equity.
For insurance contracts sourced by Pine Walk MGAs for FUL, FIBL or FIID, the fees and commissions follow separately negotiated arrangements, and will not attract additional commissions under the terms of the Framework Agreement.
The following table summarizes The Fidelis Partnership commissions earned, which are included in policy acquisition expenses in the Consolidated Statements of Income:

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Ceding commission expense	$73.4	$39.0	$141.1	$51.1
Profit commission expense	1.6	13.6	10.6	25.7
Total commissions	$75.0	$52.6	$151.7	$76.8
Amounts receivable from The Fidelis Partnership at June 30, 2024 of $251.6 million (December 31, 2023: $173.3 million) consist primarily of amounts collected by The Fidelis Partnership on behalf of the Group that were not remitted prior to the end of the quarter, and prepaid portfolio management fees. Amounts payable to The Fidelis Partnership at June 30, 2024 of $362.3 million (December 31, 2023: $334.5 million) consist primarily of amounts payable to The Fidelis Partnership for ceding and profit commissions, and claims paid by The Fidelis Partnership on the Group’s behalf.
The Framework Agreement also provides that from January 1, 2023, in respect of commissions and profit commissions on ceded quota share business the Group shall retain 1.0% of reinsurance premiums ceded and the remainder is to be paid to The Fidelis Partnership. Commissions on ceded business for the three and six months ended June 30, 2024 of $22.9 million and $43.1 million, respectively, (2023: $9.8 million and $12.6 million) were paid to The Fidelis Partnership. For the three and six months ended June 30, 2024 profit commissions on ceded business of $6.2 million and $14.1 million, respectively, (2023: $7.8 million and $7.8 million) were paid to The Fidelis Partnership.

Insurance contracts sourced by Pine Walk contain profit commissions based on the results of each individual contract. The expense for the three and six months ended June 30, 2024 was $1.0 million and $16.5 million, respectively, (2023: $9.7 million and $18.6 million) and was included within policy acquisition expenses.
The Fidelis Partnership provides the Group with certain support services on a cost-plus basis, such as office space, insurance contract accounting, other finance and reporting services, IT infrastructure, maintenance and developments services and facilities management pursuant to a services agreement. Included within general and administrative expenses for the three and six months ended June 30, 2024 is a charge of $1.4 million and $3.0 million, respectively, (2023: $1.2 million and $2.6 million) from The Fidelis Partnership for such services. The Group provides certain services to The Fidelis Partnership for which it charged $0.1 million and $0.4 million for the three and six months ended June 30, 2024, respectively, (2023: $0.5 million and $1.0 million). These charges to The Fidelis Partnership are included within general and administrative expenses.
During 2019, the Group made interest free loans to management of $4.5 million which were recorded within other assets in the Consolidated Balance Sheets. These loans were fully repaid in January 2023 as part of the Separation Transactions.
14.          Earnings Per Share

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Earnings per common share
Net income	$53.7	$83.9	$134.9	$1,816.5
Weighted average common shares outstanding	117,089,293	110,771,897	117,373,655	110,771,897
Earnings per common share	$0.46	$0.76	$1.15	$16.40

Earnings per diluted common share
Net income	$53.7	$83.9	$134.9	$1,816.5
Weighted average common shares outstanding	117,089,293	110,771,897	117,373,655	110,771,897
Share-based compensation plans	535,729	53,801	487,327	35,867
Weighted average diluted common shares outstanding	117,625,022	110,825,698	117,860,982	110,807,764
Earnings per diluted common share	$0.46	$0.76	$1.14	$16.39
15.          Share Capital Authorized and Issued
The following sets out the number and par value of shares authorized, issued and outstanding:

	June 30, 2024	December 31, 2023
Common shares, par value $0.01 per share
Authorized	600,000,000	600,000,000

Issued and outstanding
Common shares	116,006,345	117,914,754
Common shares
On January 3, 2023, consummation of the Separation Transactions resulted in the issuance of 13,553,681 common shares upon exercise of outstanding warrants and accelerated vesting of restricted stock units.
The distribution of The Fidelis Partnership to shareholders on January 3, 2023 resulted in the cancellation of 97,327,049 common shares in the Group.
The consummation of the Separation Transactions triggered the payment of cumulative dividends on warrants of $34.1 million. These dividends related to declarations made in 2019 and prior years. The warrant dividends, together with the net assets distributed to shareholders discussed in Note 3 (Separation Transactions), were recorded in additional paid-in capital as the Group’s retained earnings on January 3, 2023 was $0.5 million.
On January 3, 2023 the excess fair value of the net assets distributed to shareholders of $1,696.4 million was recorded in retained earnings as the gain on revaluation of The Fidelis Partnership was recorded in the Consolidated Statements of Income as a component of the net gain on distribution of The Fidelis Partnership. The excess fair value is calculated as the fair value of The Fidelis Partnership of $1,775 million less the book value of The Fidelis Partnership net assets and less the non-controlling interest share of Pine Walk.

On July 3, 2023, Fidelis completed an IPO of an aggregate of 15,000,000 common shares, including 7,142,857 common shares sold by Fidelis and 7,857,143 common shares sold by certain selling shareholders, at an offering price of $14.00 per common share. The net proceeds of the offering to Fidelis were $89.4 million, after deducting underwriting discounts, commissions, and other offering expenses paid by the Group. Fidelis’ common shares are listed on the New York Stock Exchange under the symbol “FIHL”.
Cash dividends of $0.10 and $0.20 per share were declared and paid in the three and six months ended June 30, 2024, respectively (2023: $nil and $nil).
Common share repurchases
On December 21, 2023, the Board of Directors approved the adoption of a common share repurchase program of up to $50.0 million of Fidelis’ outstanding common shares. During the three and six months ended June 30, 2024, the Group repurchased 1,932,418 and 2,290,020 common shares, respectively, (2023: $nil and $nil) in the open market, including commission expense, for $33.7 million and $38.7 million, respectively, (2023: $nil and $nil) at a weighted average cost per share, including commission expenses, of $17.43 and $16.89, respectively, (2023: $nil and $nil). Common shares repurchased by the Group are held as treasury shares.
16.          Income Taxes
The Group’s income tax expense for the three and six months ended June 30, 2024 resulted in an effective tax rate of 14.6% and 14.6%, respectively, (2023: 7.8% and 0.5%). The income tax expense for the three and six months ended June 30, 2024 of $9.2 million and $23.1 million, respectively, (2023: $7.1 million and $9.3 million) was net of discrete income tax benefits of $nil and $nil, respectively (2023: $nil and $6.2 million). The discrete tax items in the six months ended June 30, 2023 primarily related to the tax allowable costs of the Separation Transactions of $38.3 million. Additionally, the gross gain on distribution of The Fidelis Partnership (before deduction of the direct transaction costs) is exempt from taxation under the substantial shareholding exemption in Schedule 7AC to the U.K. Taxation of Chargeable Gains Act 1992.
Due to FIHL being a U.K. tax resident company, the effective tax rate of 14.6% and 14.6% for the three and six months ended June 30, 2024, respectively, includes a U.K. top-up tax of 15% on the taxable net income of FIBL. This results from the Pillar II requirements that became effective from January 1, 2024 in the U.K. In 2025, FIBL will instead be subject to the Bermuda Corporate Income Tax regime that was enacted in 2023 and will become effective from January 1, 2025.
The Group’s income tax expense may fluctuate from period to period based on the relative mix of income or loss reported by jurisdiction and the varying tax rates in each jurisdiction.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following is a discussion and analysis of our results of operations for the three and six months ended June 30, 2024 and 2023 and our financial condition at June 30, 2024 and December 31, 2023. This discussion and analysis should be read in conjunction with our audited and unaudited consolidated financial statements for those respective periods and related notes contained therein. This discussion and analysis contains forward-looking statements, which are subject to known and unknown risks and uncertainties, many of which may be beyond the Group’s control that could cause the Group’s actual results to differ materially from those projected, anticipated or implied. The most significant of these risks and uncertainties are described in the Group’s Annual Report on Form 20-F for the year ended December 31, 2023, as filed with the Securities and Exchange Commission on March 15, 2024. The terms “we,” “our,” “us,” “Fidelis,” “Fidelis Insurance Group,” and the “Group,” as used in this report, refer to Fidelis Insurance Holdings Limited and its subsidiaries as a combined entity. Shelf Holdco II Limited is the parent company of an external managing general underwriting platform known as “The Fidelis Partnership” or “TFP” (formerly known as “Fidelis MGU”).
Tabular amounts are in U.S. Dollars in millions, except for share and per share amounts, unless otherwise noted.
Overview
Fidelis Insurance Group (“FIHL”) is a global specialty insurer headquartered in Bermuda with offices in Ireland and the United Kingdom.
FIHL was formed under the principles of focused, process-driven and disciplined underwriting and risk selection, strong client and broker relationships and nimble capital deployment. Fidelis completed its initial funding and began underwriting business in June 2015 under the direction of an innovative and experienced management team.
The Group comprises FIHL and its principal operating insurance subsidiaries Fidelis Insurance Bermuda Limited (“FIBL”), Fidelis Underwriting Limited (“FUL”) and Fidelis Insurance Ireland DAC (“FIID”), and has its own service company, FIHL (UK) Services Limited (“FSL”), with a branch in Ireland. During the three months ended June 30, 2024, the Group established Nameco (No. 1404) Limited (the “Fidelis IG Corporate Member”), which has a 9.9% participation in Syndicate 3123’s underwriting capacity commencing July 1, 2024.
FIHL is led by its Chief Executive Officer, Daniel Burrows, who has more than 35 years of experience in the insurance industry and is supported by a highly experienced management team that manages the operations of FIHL based on its founding principles.
Our business comprises three segments: Specialty, Bespoke, and Reinsurance. This three-segment strategy allows us to take advantage of the opportunities presented by evolving (re)insurance markets and to proactively allocate our capital across market cycles to generate strong returns.
The Specialty segment comprises a portfolio of tailored risks across specialty business lines including Aviation and Aerospace, Energy, Marine, Property, Property Direct & Facultative (“D&F”) and Other Specialty. ‘Hard’ market conditions following years of compound rate increases across multiple business lines within the Specialty segment have provided opportunities for targeted growth. We leverage our line size/leadership position to achieve preferential terms and conditions. This, combined with long established relationships, has enabled FIHL to build across specialty classes. Given the market environment we have increasingly used our Specialty segment to deploy capital targeted to natural catastrophe exposure through the Property D&F line of business. This allows a more selective approach to managing aggregate exposure.
The Bespoke segment business focuses primarily on highly tailored, innovative and specialized products, where the buying motivation is often driven by regulatory capital relief, capital efficiency or transaction facilitation versus more traditional drivers of insurance needs. The portfolio includes policies covering Credit & Political Risk and Other Bespoke risk transfer opportunities, including political violence and terrorism, limited cyber reinsurance, tax liabilities, transactional liabilities and other bespoke solutions to fit our clients’ needs.
Our Reinsurance segment consists of an actively managed, primarily residential property catastrophe reinsurance book. The Reinsurance segment also includes property retrocession and a limited amount of composite and multi-class asset reinsurance.
Our strategic objectives focus on the following:
•Profitable underwriting while maintaining flexibility to manage through the cycle with less volatility than peers;
•Achieving a combined ratio consistently below our peer group;
•Efficient operations by sustaining strong alignment with strategic partners, such as The Fidelis Partnership, to ensure the delivery of a diversified portfolio across our targeted classes of business;
•Maximize shareholder value by growing diluted book value per share and generating consistent returns on equity; and
•Through the cycle achieving an operating return on average common equity of 13.0% to 15.0%.

Financial Highlights
The following table details the key items discussed in the consolidated results of operations section and key financial indicators in evaluating our performance for the three and six months ended June 30, 2024 and 2023:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Net income	$53.7	$83.9	$134.9	$1,816.5
Operating net income(1)	63.0	85.3	150.2	172.8
Net premiums earned	501.1	429.1	989.1	815.1
Catastrophe and large losses	181.2	85.2	284.2	107.4
Net favorable prior-year reserve development	68.6	2.4	135.6	4.5
Net investment income	46.0	27.3	87.0	47.7
Net realized and unrealized investment gains/(losses)	$(7.0)	$0.1	$(16.0)	$2.9

Combined ratio	92.7%	82.0%	89.3%	80.6%
Return on average common equity	2.1%	4.3%	5.4%	91.8%
Operating ROAE(1)	2.5%	4.4%	6.0%	9.1%
Earnings per diluted common share	0.46	0.76	1.14	16.39
Operating EPS(1)	0.54	0.77	1.27	1.56
__________________
(1) Operating net income, Operating ROAE and Operating EPS are non-GAAP financial measures. See definition and reconciliation in “Performance Measures and Non-GAAP Financial Measures”.
2024 Second Quarter Consolidated Financial Condition
•Total cash, restricted cash and investments of $4.4 billion; fixed maturities and short-term securities comprised 98.7% of total investments with an average duration of 2.7 years
•Total long-term debt and preference securities of $507.0 million, resulting in a debt-to-total capital ratio of 16.7%
•Total capital of $3.0 billion
•Book value per diluted common share of $21.71 (dilutive shares at June 30, 2024 of 540,256)
Fidelis’ Second Quarter in Review for 2024
GPW increased to $1,193.2 million in the three months ended June 30, 2024, demonstrating growth of 24.7% from the prior year period. Our combined ratio was 92.7% for the three months ended June 30, 2024. Our Operating ROAE was 2.5% in the three months ended June 30, 2024 compared with 4.4% in the prior year period. For the three months ended June 30, 2024, net investment income increased to $46.0 million compared with $27.3 million in the prior year period.
The six months ended June 30, 2024 saw continued growth in our gross premiums written to $2.7 billion, or 22.9% above the prior year period, driven by our Specialty and Reinsurance segments. Our combined ratio was 89.3% for the six months ended June 30, 2024 compared to 80.6% in the prior year period. The increase was primarily a result of increased catastrophe and large losses of $284.2 million in the six months ended June 30, 2024 compared to $107.4 million in the prior year period. Our Operating ROAE was 6.0% in the six months ended June 30, 2024 compared with 9.1% in the prior year period. For the six months ended June 30, 2024, the net investment income increased to $87.0 million compared to $47.7 million in the prior year period.
Business Outlook
We are focused on: deploying capital into attractive underwriting opportunities; optimizing our outwards reinsurance purchasing program; and returning excess capital to shareholders through a combination of the Share Repurchase Program and our dividend policy. Our strategy is to deploy large line sizes where appropriate, take the lead in setting rate changes, and establish ourselves as the “go to” market for solutions through our in-force portfolio and new classes of specialty and bespoke products. Our nimble underwriting approach is designed to capitalize on current market trends and dislocations, as well as emerging risk solutions.
Fidelis has a strong track record of peer-leading performance and profitable growth and is well positioned to capture attractive opportunities across business lines. While we expect dynamics to remain favorable for some time, we also have the ability to flex as markets change.

Specialty
Following the dislocation in the market beginning in late 2019, when a number of large carriers exited the Property D&F market, we significantly increased our gross premiums written (“GPW”) in Specialty. Market capacity has remained restricted with no meaningful capacity returning either from new or incumbent industry players. We are now in a mature hard market where rates remain very attractive. We expect our Property D&F account will continue to offer attractive opportunities to deploy capacity, based upon our proprietary view of risk. Given our significant line size and lead positions, we are able to take advantage of the increasingly verticalized market, maintaining attractive rate and consistently achieving differential terms. New business opportunities have also presented themselves as local carriers have exited or scaled back in various market locations.
In our Marine line of business, the second quarter pricing environment has seen a continuation of trends from the first quarter. The war market remains buoyant driven by ongoing global geopolitical events. Construction rating is holding steady given the continued need for capacity, as builds in the cruise and offshore lines see increasingly large limits. We are maintaining our cargo rates, and our underwriters are leveraging our marine war capacity with hull acceptances to improve the overall pricing of the combined hull and war lines.
In the aviation 'all risks' sector, the market continues to be competitive and as a result we are seeing fewer opportunities that meet our pricing hurdles.
Bespoke
In the Bespoke segment, established relationships with clients and brokers, the underwriting expertise required, and the nature of underlying risks creates a higher barrier to entry; our established relationships and underwriting expertise help us maintain our position as a leader in the industry. The specialist nature of this business combined with lower levels of market competition delivers long term underwriting performance which is less exposed to the typical (re)insurance cycle. Given the highly tailored nature of this portfolio, it is important to note that deal flows do not follow a regular predictable schedule.
With respect to intellectual property, based on performance, we have made the decision to cease underwriting the product and have not written any new intellectual property business in 2024. This product contributed 8.2 points and 4.4 points ($40.8 million and $42.7 million of underwriting loss) of the combined ratio for the three and six months ended June 30, 2024. The impact on underwriting income of the intellectual property losses is calculated net of the associated impacts of these insurance contracts on net premiums earned and policy acquisition expenses (including The Fidelis Partnership commissions).
Reinsurance
Pricing remains robust driven by reinsurer discipline, and this has continued to support the reinsurance market. This is particularly the case in the natural catastrophe market where we underwrite natural catastrophe exposed contracts using our own proprietary view of risk. The second quarter property reinsurance portfolio is dominated by the Japanese and Florida renewals. The Japanese market experienced significant rate increases following the Typhoon impacted loss years of 2018 and 2019. The April 1, 2024 Japan renewals saw supply largely meeting demand and a more disciplined approach to renewals, supporting our strategy of growing and diversifying our reinsurance offerings in the property and specialty reinsurance portfolio. With an above average Atlantic hurricane season forecasted, we remain cautious in the Florida market and take a targeted approach to deployment here, where our only participations are with higher tier clients.
Recent Developments
Dividend Policy
On February 29, 2024, we announced the adoption of a dividend program under which FIHL intends to pay a quarterly cash dividend. On August 14, 2024, we announced that our Board of Directors has approved and declared a dividend of $0.10 per share, payable on September 30, 2024, to common shareholders of record on September 16, 2024.
Herbie Re
On February 22, 2024, we sponsored and successfully closed a new reinsurance agreement and catastrophe bond involving the issuance of the Series 2024-1 Class A Principal at Risk Variable Rate Notes and the Series 2024-1 Class B Principal at Risk Variable Rate Notes (together, the “Series 2024-1 Notes”) by Herbie Re Ltd. (“Herbie Re”). This is the fifth series of notes issued by Herbie Re and will provide us with $150 million of collateralized reinsurance protection. The Series 2024-1 Notes issued will be exposed to insured industry losses resulting from Named Storm and Earthquake Covered Events occurring in the 50 states of the United States and the District of Columbia, Puerto Rico and the U.S. Virgin Islands, as reported by Property Claim Services, on an annual aggregate basis.

Participation in Lloyd’s Syndicate 3123
On March 28, 2024, we announced FIBL’s participation in the new Lloyd’s Syndicate 3123. FIBL is participating as a co-investor, alongside The Fidelis Partnership and other investors, and has contributed 9.9% of Syndicate 3123’s total capital requirement in respect of the second half of the 2024 underwriting year. FIBL also entered into a variable quota share of certain lines of business underwritten by Syndicate 3123.
Syndicate 3123 underwrites a diverse book of risks across multiple insurance and reinsurance classes including property catastrophe, credit, political violence, marine, and aviation. The syndicate formally began underwriting business at Lloyd’s on July 1, 2024. The Fidelis Partnership has announced that Syndicate 3123’s initial targets are to underwrite $180 million of GPW in the second half of 2024 and $450 million in 2025.
Secondary Public Offering
On May 28, 2024, FIHL completed a secondary public offering of an aggregate of 10,350,000 common shares by certain of its shareholders at an offering price of $16.00 per share.
Share Repurchase
On August 14, 2024, we announced that our Board approved a new share repurchase program, authorizing the Company to purchase up to an aggregate $200 million of the Company’s common shares.
Performance Measures and Non-GAAP Financial Measures
In presenting our results, we have included certain non-GAAP financial measures that we believe are useful to consider, in addition to our U.S. GAAP results, for a more complete understanding of the financial performance and position of FIHL. The key performance measures and non-GAAP financial measures that we believe are meaningful in analyzing our performance are summarized below and where applicable a reconciliation of non-GAAP financial measures to U.S. GAAP financials is set out. However, any non-GAAP financial measures should not be viewed as a substitute for those determined in accordance with U.S. GAAP and our methodology for calculating these measures may be different from the way our industry peers calculate these measures.
•Loss Ratio: is calculated by dividing losses and loss adjustment expenses by net premiums earned (“NPE”). The losses will be affected by the occurrence and frequency of catastrophe events, the volume and severity of non-catastrophe losses and the extent of any outwards reinsurance that has been put in place to mitigate the effect of those losses.
•Attritional loss ratio and catastrophe and large loss ratio: The attritional loss ratio is a non-GAAP measure of the loss ratio excluding the impact of catastrophe and large losses. Management believes that the attritional loss ratio is a performance measure that is useful to investors as it excludes losses that are not as predictable as to timing and amount. The attritional loss ratio is calculated by dividing the current year losses and loss adjustment expenses, excluding catastrophe and large losses, by NPE. The catastrophe and large loss ratio is a non-GAAP measure that is calculated by dividing the current year catastrophe and large loss expense by NPE.
•Underwriting Ratio: is calculated by dividing losses and loss adjustment expenses and policy acquisition expenses (excluding TFP commissions) by NPE, or equivalently, by adding the loss ratio and policy acquisition expense ratio (excluding TFP commissions).
•Combined Ratio: is calculated by dividing losses and loss adjustment expenses, policy acquisition expenses and general and administrative expenses by NPE, or equivalently, by adding the loss ratio, policy acquisition expense ratio, The Fidelis Partnership commissions ratio and general and administrative expense ratio. A combined ratio under 100% indicates an underwriting profit, while a combined ratio over 100% indicates an underwriting loss.

The table below reconciles our attritional and catastrophe and large loss ratios to losses and loss adjustment expenses, loss ratio, underwriting ratio and combined ratio for the three and six months ended June 30, 2024 and 2023:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Net premiums earned	$501.1	$429.1	$989.1	$815.1
Attritional losses	110.1	75.5	256.4	215.0
Catastrophe and large losses	181.2	85.2	284.2	107.4
Prior year favorable development	(68.6)	(2.4)	(135.6)	(4.5)
Losses and loss adjustment expenses	222.7	158.3	405.0	317.9
Policy acquisition expenses (third party)	142.3	122.1	278.5	227.1
The Fidelis Partnership commissions(1)	75.0	52.6	151.7	76.8
General and administrative expenses	$24.4	$18.6	$48.0	$35.2

Attritional loss ratio	21.9%	17.6%	25.9%	26.4%
Catastrophe and large loss ratio	36.2%	19.9%	28.7%	13.2%
Prior year loss reserve development impact on loss ratio	(13.7%)	(0.6%)	(13.7%)	(0.6%)
Loss ratio	44.4%	36.9%	40.9%	39.0%
Policy acquisition expenses ratio	28.4%	28.5%	28.2%	27.9%
Underwriting ratio	72.8%	65.4%	69.1%	66.9%
The Fidelis Partnership commissions ratio	15.0%	12.3%	15.3%	9.4%
General and administrative expenses ratio	4.9%	4.3%	4.9%	4.3%
Combined ratio	92.7%	82.0%	89.3%	80.6%
_________________
(1)     Included in policy acquisition expenses on the Consolidated Statements of Income and Comprehensive Income. For further details, see Note 13 (Related Party Transactions) of our unaudited consolidated financial statements.
Net Investment Return, Total Investment Return and Total Investment Return Percentage
•Net investment return: includes net investment income and net realized and unrealized investment gains and losses.
•Total investment return: includes net investment return plus unrealized gains and losses on available-for-sale investments.
•Net investment return percentage: is calculated as net investment return divided by total average investible assets (including cash and cash equivalents and restricted cash and cash equivalents).
•Total investment return percentage: is calculated as total investment return divided by total average investible assets (including cash and cash equivalents and restricted cash and cash equivalents).

The table below reconciles our net investment return, total investment return, net investment return percentage and total investment return percentage to net investment income for the three and six months ended June 30, 2024 and 2023.

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Net realized and unrealized investment gains/(losses)	$(7.0)	$0.1	$(16.0)	$2.9
Net investment income	46.0	27.3	87.0	47.7
Net investment return	39.0	27.4	71.0	50.6
Unrealized gains/(losses) on available-for-sale investments	(0.4)	(9.9)	(8.6)	15.0
Reclassification of net realized losses recognized in net income	6.1	0.4	13.5	0.4
Total investment return	44.7	17.9	75.9	66.0
Opening
Total investments	3,350.4	2,840.6	3,341.4	2,425.0
Cash and cash equivalents and restricted cash and cash equivalents	892.2	711.4	964.1	1,407.9
Derivative assets, at fair value	—	—	—	6.3
Accrued investment income	22.8	13.3	27.2	10.9
Investment assets pending settlement	5.0	1.1	2.2	2.0
Derivative liabilities, at fair value	(0.2)	(3.6)	(1.1)	—
Investment liabilities pending settlement	(26.6)	(6.2)	—	—
Net investible assets	4,243.6	3,556.6	4,333.8	3,852.1
Closing
Total investments	3,543.9	2,880.3	3,543.9	2,880.3
Cash and cash equivalents and restricted cash and cash equivalents	859.1	922.2	859.1	922.2
Accrued investment income	33.6	18.2	33.6	18.2
Investment assets pending settlement	44.8	1.5	44.8	1.5
Derivative liabilities, at fair value	(1.3)	(1.4)	(1.3)	(1.4)
Investment liabilities pending settlement	(14.3)	(39.1)	(14.3)	(39.1)
Net investible assets	4,465.8	3,781.7	4,465.8	3,781.7
Average investible assets	$4,354.7	$3,669.2	$4,399.8	$3,816.9
Net investment return percentage	0.9%	0.7%	1.6%	1.3%
Total investment return percentage	1.0%	0.5%	1.7%	1.7%
Operating net income, ROAE, Operating ROAE and Operating EPS
•Operating net income: is a non-GAAP financial measure of our performance which does not consider the impact of certain non-recurring and other items that may not properly reflect the ordinary activities of our business, its performance or its future outlook. This measure is calculated as net income excluding net gain on distribution of The Fidelis Partnership, net realized and unrealized investment gains/(losses), net foreign exchange gains/(losses), and corporate and other expenses which include warrant costs, reorganization expenses, any non-recurring income and expenses, and the income tax effect on these items.
•Return on average common equity (“ROAE”): represents net income divided by average common shareholders’ equity.
•Operating return on average common equity (“Operating ROAE”): is a non-GAAP financial measure that represents a meaningful comparison between periods of our financial performance expressed as a percentage and is calculated as operating net income divided by adjusted average common shareholders’ equity.
•Operating Earnings Per Share (“Operating EPS”): is a non-GAAP financial measure that represents a valuable measure of profitability and enables investors, analysts, rating agencies and other users of Fidelis Insurance Group’s financial information to more easily analyze Fidelis Insurance Group’s results in a manner similar to how management analyzes Fidelis Insurance Group’s underlying business performance. It is calculated by dividing operating net income by the weighted average diluted Common Shares outstanding.

The table below sets out the calculation of the adjusted common shareholders’ equity, operating net income, ROAE and Operating ROAE, for the three and six months ended June 30, 2024 and 2023.

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Net income	$53.7	$83.9	$134.9	$1,816.5
Adjustment for net gain on distribution of The Fidelis Partnership	—	—	—	(1,639.1)
Adjustment for net realized and unrealized investment (gains)/losses	7.0	(0.1)	16.0	(2.9)
Adjustment for net foreign exchange losses	2.6	0.1	0.1	1.6
Adjustment for corporate and other expenses	1.6	1.5	1.6	3.0
Income tax effect of the above items	(1.9)	(0.1)	(2.4)	(6.3)
Operating net income	$63.0	$85.3	$150.2	$172.8

Average common shareholders' equity	$2,523.5	$1,942.6	$2,489.9	$1,978.7
Opening common shareholders' equity	2,517.1	1,904.5	2,449.8	1,976.8
Adjustments related to the Separation Transactions	—	—	—	(178.4)
Adjusted opening common shareholders’ equity	2,517.1	1,904.5	2,449.8	1,798.4
Closing common shareholders' equity	2,529.9	1,980.6	2,529.9	1,980.6
Adjusted average common shareholders' equity	$2,523.5	$1,942.6	$2,489.9	$1,889.5

Weighted average Common Shares outstanding	117,089,293	110,771,897	117,373,655	110,771,897
Share-based compensation plans	535,729	53,801	487,327	35,867
Weighted average diluted Common Shares outstanding	117,625,022	110,825,698	117,860,982	110,807,764

ROAE	2.1%	4.3%	5.4%	91.8%
Operating ROAE	2.5%	4.4%	6.0%	9.1%

Earnings per diluted Common Share	$0.46	$0.76	$1.14	$16.39
Operating EPS	$0.54	$0.77	$1.27	$1.56

Results of Operations
The following table sets forth the key items discussed in the consolidated results of operations section, and the period over period change, for the three and six months ended June 30, 2024 and 2023:

	Three Months Ended June 30,			Six Months Ended June 30,
	2024	2023	Change	2024	2023	Change
Underwriting income	$36.7	$77.5	$(40.8)	$105.9	$158.1	$(52.2)
Net realized and unrealized investment gains/(losses)	(7.0)	0.1	(7.1)	(16.0)	2.9	(18.9)
Net investment income	46.0	27.3	18.7	87.0	47.7	39.3
Other income/(loss)	—	(3.3)	3.3	—	0.2	(0.2)
Net gain on distribution of The Fidelis Partnership	—	—	—	—	1,639.1	(1,639.1)
Corporate and other expenses	(1.6)	(1.5)	(0.1)	(1.6)	(3.0)	1.4
Net foreign exchange losses	(2.6)	(0.1)	(2.5)	(0.1)	(1.6)	1.5
Financing costs	(8.6)	(9.0)	0.4	(17.2)	(17.6)	0.4
Income tax expense	(9.2)	(7.1)	(2.1)	(23.1)	(9.3)	(13.8)
Net income	$53.7	$83.9	$(30.2)	$134.9	$1,816.5	$(1,681.6)

Underwriting Results by Segment
We classify our business into three segments: Specialty, Bespoke and Reinsurance.
The Specialty segment is comprised of a portfolio of Aviation and Aerospace, Energy, Marine, Property, Property Direct & Facultative (“D&F”) business and Other Specialty risks.
The Bespoke segment is highly specialized in nature providing customized risk solutions for clients which includes Credit & Political Risk and Other Bespoke risk transfer opportunities.
The Reinsurance segment is primarily a residential property catastrophe book, which includes Property, Retrocession and Whole Account reinsurance.
Specialty Segment
The following table is a summary of our Specialty segment’s underwriting results:

	Three Months Ended June 30,			Six Months Ended June 30,
	2024	2023	Change	2024	2023	Change
Gross premiums written	$756.5	$657.3	$99.2	$1,790.5	$1,491.4	$299.1
Reinsurance premium ceded	(331.9)	(195.5)	(136.4)	(738.2)	(536.6)	(201.6)
Net premiums written	424.6	461.8	(37.2)	1,052.3	954.8	97.5
Net premiums earned	349.2	307.2	42.0	701.4	573.4	128.0
Losses and loss adjustment expenses	(189.1)	(137.4)	(51.7)	(363.6)	(278.1)	(85.5)
Policy acquisition expenses	(91.2)	(77.5)	(13.7)	(191.0)	(143.8)	(47.2)
Underwriting income	$68.9	$92.3	$(23.4)	$146.8	$151.5	$(4.7)

Loss ratio	54.2%	44.7%	9.5 pts	51.8%	48.5%	3.3 pts
Policy acquisition expense ratio	26.1%	25.2%	0.9 pts	27.2%	25.1%	2.1 pts
Underwriting ratio	80.3%	69.9%	10.4 pts	79.0%	73.6%	5.4 pts
For the three months ended June 30, 2024, our GPW increased primarily driven by growth from new business and increased rates in our Property and Property D&F lines of business partially offset by a decrease in our Aviation and Aerospace line of business.
For the six months ended June 30, 2024, our GPW increased primarily driven by growth from new business and improved rates in our Property, Property D&F and Marine lines of business, partially offset by a decrease in our Aviation and Aerospace line of business.
For the three and six months ended June 30, 2024, our NPE increased due to earnings from higher net premiums written in the current and prior year periods.
For the three and six months ended June 30, 2024, our policy acquisition expense ratio increased due to changes in the mix of business written and ceded, and commissions earned from reinsurance partners.
Our underwriting ratio in the Specialty segment increased by 10.4 points and 5.4 points compared to the three and six month prior year periods, respectively, driven primarily by an increase in the loss ratio.
The following table is a summary of our Specialty segment’s losses and loss adjustment expenses:

	Three Months Ended June 30,			Six Months Ended June 30,
	2024	2023	Change	2024	2023	Change
Attritional losses	$83.7	$60.4	$23.3	$194.7	$152.2	$42.5
Catastrophe and large losses	119.5	72.1	47.4	217.4	90.5	126.9
(Favorable)/adverse prior year development	(14.1)	4.9	(19.0)	(48.5)	35.4	(83.9)
Losses and loss adjustment expenses	$189.1	$137.4	$51.7	$363.6	$278.1	$85.5

Loss ratio - attritional losses	24.0%	19.7%	4.3 pts	27.8%	26.5%	1.3 pts
Loss ratio - catastrophe and large losses	34.2%	23.4%	10.8 pts	30.9%	15.8%	15.1 pts
Loss ratio - prior accident years	(4.0)%	1.6%	(5.6) pts	(6.9)%	6.2%	(13.1) pts
Loss ratio	54.2%	44.7%	9.5 pts	51.8%	48.5%	3.3 pts

For the three months ended June 30, 2024, our loss ratio in the Specialty segment increased by 9.5 points. For the six months ended June 30, 2024, our loss ratio in the Specialty segment increased by 3.3 points.
The attritional loss ratio in the three months and six months ended June 30, 2024, increased by 4.3 points and 1.3 points, respectively, compared to the prior year periods due to a higher level of small losses in the current year period.
The catastrophe and large losses in the three months ended June 30, 2024 were driven by events in our Property D&F line of business, the largest of which was the catastrophic tornados in Oklahoma and surrounding States together with other smaller losses.
The catastrophe and large losses in the six months ended June 30, 2024 related to losses from the Baltimore Bridge collapse in our Marine line of business, severe convective storms in the Property D&F line of business, together with other smaller losses in various lines of business. This compared to prior year period catastrophe and large losses related to our Aviation and Aerospace line of business which included losses related to the Sudan conflict, and our Property D&F line of business where we experienced losses from severe convective storms in the U.S.
The favorable prior year development for the three and six months ended June 30, 2024 was driven primarily by better than expected loss emergence in the Marine and Property D&F lines of business.
Bespoke Segment
The following table is a summary of our Bespoke segment’s underwriting results:

	Three Months Ended June 30,			Six Months Ended June 30,
	2024	2023	Change	2024	2023	Change
Gross premiums written	$90.6	$54.7	$35.9	$244.1	$205.5	$38.6
Reinsurance premium ceded	(62.7)	(24.6)	(38.1)	(163.4)	(93.7)	(69.7)
Net premiums written	27.9	30.1	(2.2)	80.7	111.8	(31.1)
Net premiums earned	93.0	90.4	2.6	182.9	181.6	1.3
Losses and loss adjustment expenses	(32.9)	(16.2)	(16.7)	(56.3)	(29.3)	(27.0)
Policy acquisition expenses	(33.4)	(36.9)	3.5	(63.7)	(70.2)	6.5
Underwriting income	$26.7	$37.3	$(10.6)	$62.9	$82.1	$(19.2)

Loss ratio	35.4%	17.9%	17.5 pts	30.8%	16.1%	14.7 pts
Policy acquisition expense ratio	35.9%	40.8%	(4.9) pts	34.8%	38.7%	(3.9) pts
Underwriting ratio	71.3%	58.7%	12.6 pts	65.6%	54.8%	10.8 pts
For the three and six months ended June 30, 2024, our GPW increased primarily driven by new business in our Credit and Political Risk line of business.
For the three and six months ended June 30, 2024, our NPE remained consistent compared to the prior year periods.
Our policy acquisition expense ratio for the three and six months ended June 30, 2024 decreased due to changes in the mix of business written and ceded, and commissions earned from reinsurance partners.
Our underwriting ratio in the Bespoke segment increased by 12.6 points and 10.8 points for the three and six months ended June 30, 2024, respectively, from the prior year periods, driven by an increase in our loss ratio.
The following table is a summary of our Bespoke segment’s losses and loss adjustment expenses:

	Three Months Ended June 30,			Six Months Ended June 30,
	2024	2023	Change	2024	2023	Change
Attritional losses	$16.1	$19.9	$(3.8)	$43.6	$38.8	$4.8
Large losses	59.6	3.8	55.8	63.8	6.8	57.0
Favorable prior year development	(42.8)	(7.5)	(35.3)	(51.1)	(16.3)	(34.8)
Losses and loss adjustment expenses	$32.9	$16.2	$16.7	$56.3	$29.3	$27.0

Loss ratio - attritional losses	17.3%	22.0%	(4.7) pts	23.8%	21.4%	2.4 pts
Loss ratio - large losses	64.1%	4.2%	59.9 pts	34.9%	3.7%	31.2 pts
Loss ratio - prior accident years	(46.0)%	(8.3)%	(37.7) pts	(27.9)%	(9.0)%	(18.9) pts
Loss ratio	35.4%	17.9%	17.5 pts	30.8%	16.1%	14.7 pts

For the three and six months ended June 30, 2024, our loss ratio in the Bespoke segment increased by 17.5 points and 14.7 points, respectively, compared to the prior year periods, driven by an increase in our large loss ratio.
The attritional loss ratio for the three months ended June 30, 2024 improved by 4.7 points compared to the prior year period due to a lower level of small losses in the current year period. The attritional loss ratio for the six months ended June 30, 2024 increased by 2.4 points compared to the prior year period due to a higher level of small losses in the current year period.
The large losses in the three months and six months ended June 30, 2024 related to intellectual property losses in our Credit & Political Risk line of business compared to minimal large losses in the three and six months ended June 30, 2023.
The favorable prior year development for the three and six months ended June 30, 2024 was driven by benign attritional experience and favorable claims settlements.
Reinsurance Segment
The following table is a summary of our Reinsurance segment’s underwriting results:

	Three Months Ended June 30,			Six Months Ended June 30,
	2024	2023	Change	2024	2023	Change
Gross premiums written	$346.1	$245.2	$100.9	$672.9	$505.6	$167.3
Reinsurance premium ceded	(128.7)	(122.0)	(6.7)	(357.9)	(297.4)	(60.5)
Net premiums written	217.4	123.2	94.2	315.0	208.2	106.8
Net premiums earned	58.9	31.5	27.4	104.8	60.1	44.7
Losses and loss adjustment expenses	(0.7)	(4.7)	4.0	14.9	(10.5)	25.4
Policy acquisition expenses	(17.7)	(7.7)	(10.0)	(23.8)	(13.1)	(10.7)
Underwriting income	$40.5	$19.1	$21.4	$95.9	$36.5	$59.4

Loss ratio	1.2%	14.9%	(13.7) pts	(14.2)%	17.5%	(31.7) pts
Policy acquisition expense ratio	30.1%	24.4%	5.7 pts	22.7%	21.8%	0.9 pts
Underwriting ratio	31.3%	39.3%	(8.0) pts	8.5%	39.3%	(30.8) pts
For the three and six months ended June 30, 2024, GPW increased driven by rate increases as well as new business, while NPE increased driven by earnings from higher net premiums written in the current year periods.
For the three and six months ended June 30, 2024, our policy acquisition expense ratio increased due to lower commissions earned from ceded reinsurance partners.
For the three and six months ended June 30, 2024, our underwriting ratio in the Reinsurance segment improved by 8.0 points and 30.8 points, respectively, from the prior year periods, driven by an improvement in our loss ratio.
The following table is a summary of our Reinsurance segment’s losses and loss adjustment expenses:

	Three Months Ended June 30,			Six Months Ended June 30,
	2024	2023	Change	2024	2023	Change
Attritional losses	$10.3	$(4.8)	$15.1	$18.1	$24.0	$(5.9)
Catastrophe and large losses	2.1	9.3	(7.2)	3.0	10.1	(7.1)
(Favorable)/adverse prior year development	(11.7)	0.2	(11.9)	(36.0)	(23.6)	(12.4)
Losses and loss adjustment expenses	$0.7	$4.7	$(4.0)	$(14.9)	$10.5	$(25.4)

Loss ratio - attritional losses	17.5%	(15.2)%	32.7 pts	17.3%	40.0%	(22.7) pts
Loss ratio - catastrophe and large losses	3.6%	29.5%	(25.9) pts	2.9%	16.8%	(13.9) pts
Loss ratio - prior accident years	(19.9)%	0.6%	(20.5) pts	(34.4)%	(39.3)%	4.9 pts
Loss ratio	1.2%	14.9%	(13.7) pts	(14.2)%	17.5%	(31.7) pts
For the three months ended June 30, 2024, our loss ratio in the Reinsurance segment improved by 13.7 points compared to the prior year period, driven by favorable prior year development and an improvement in the catastrophe and large loss ratio, partially offset by an increase in the attritional loss ratio.
The loss ratio improved by 31.7 points for the six months ended June 30, 2024. This was due to improvements in our attritional and catastrophe and large loss ratios.

The attritional loss ratio in the three months ended June 30, 2024 increased by 32.7 points compared to the prior year period, which was particularly benign in terms of attritional losses.
The attritional loss ratio in the six months ended June 30, 2024 improved by 22.7 points due to favorable experience compared to the prior year period which included storm losses in our Property Reinsurance line of business.
For the three and six months ended June 30, 2024, favorable prior year development was driven by positive development on catastrophe losses and benign prior year attritional experience..
Other Underwriting Expenses
We do not allocate The Fidelis Partnership commissions or general and administrative expenses by segment.
The Fidelis Partnership Commissions
For the three and six months ended June 30, 2024, The Fidelis Partnership commissions were $75.0 million and $151.7 million, respectively, or 15.0% and 15.3% of the combined ratio, respectively, (2023: $52.6 million and $76.8 million or 12.3% and 9.4% of the combined ratio) and comprise ceding and profit commissions as part of the Framework Agreement effective from January 1, 2023. The increase was due to the full impact of earning such commissions since January 1, 2023 together with the increase in net premiums earned. The Fidelis Partnership manages origination, underwriting, underwriting administration, outwards reinsurance and claims handling under delegated authority agreements with the Group. For further details, see Note 13 (Related Party Transactions) of our unaudited consolidated financial statements.
General and Administrative Expenses
For the three and six months ended June 30, 2024, general and administrative expenses were $24.4 million and $48.0 million, respectively, or 4.9% and 4.9% of the combined ratio, respectively (2023: $18.6 million and $35.2 million or 4.3% and 4.3% of the combined ratio). The increase was driven primarily by employment costs relating to increased head count to support the growth of the business.
Net Realized and Unrealized Investment Gains/(Losses)
Net realized and unrealized investment gains/(losses) includes realized gains and losses on sales of fixed maturity securities, available-for-sale, and realized and unrealized gains and losses on other investments and derivatives. For the three months ended June 30, 2024 we had net realized and unrealized investment losses of $7.0 million compared with net realized and unrealized investment gains of $0.1 million in the prior year period. For the six months ended June 30, 2024 we had net realized and unrealized investment losses of $16.0 million compared with net realized and unrealized investment gains of $2.9 million in the prior year period.
The net realized and unrealized investment losses in the three and six months ended June 30, 2024 resulted primarily from realized losses on the sale of $220.4 million and $429.0 million, respectively, of fixed maturity securities with an average yield of 1.6% and 1.2%, respectively, the proceeds of which were reinvested at higher yields.
The net realized and unrealized investment gains in the three months ended June 30, 2023 resulted from a decrease in our allowance for credit losses, partially offset by realized losses on fixed maturity securities, available for sale. The net realized and unrealized investment gains in the six months ended June 30, 2023 resulted from realized and unrealized gains on other investments offset by realized losses on fixed maturity securities, available for sale and an increase in our allowance for credit losses.
Net Investment Income
Net investment income includes investment income net of investment management fees. For the three months ended June 30, 2024 our net investment income was $46.0 million compared with $27.3 million in the prior year period. For the six months ended June 30, 2024 our net investment income was $87.0 million compared with $47.7 million in the prior year period.
The increase in our net investment income in the three and six months ended June 30, 2024 was due to the increase in investible assets and a higher yield achieved on the fixed income portfolio and cash balances. During the three and six months ended June 30, 2024, we purchased $677.7 million and $1.1 billion, respectively, of fixed maturity securities at an average yield of 5.2% and 5.1%, respectively.
Net Gain on Distribution of The Fidelis Partnership
The net gain on distribution of The Fidelis Partnership of $1,639.1 million has been calculated as the fair value of The Fidelis Partnership of $1,775.0 million, less the net assets of The Fidelis Partnership of $67.9 million and less the direct costs of the Separation Transactions of $68.0 million. Direct costs primarily related to professional fees of $28.6 million, acceleration of compensation expense of $21.0 million and an employer payroll tax expense of $17.3 million. For further details, see Note 3 (Separation Transactions) of our unaudited consolidated financial statements.

Corporate and Other Expenses
Corporate and other expenses in 2024 include expenses related to the secondary offering and in 2023, reorganization expenses. For the three and six months ended June 30, 2024, corporate and other expenses were $1.6 million and $1.6 million, respectively (2023 - $1.5 million and $3.0 million).
Foreign Exchange Gains/(Losses)
At June 30, 2024 we held foreign exchange contracts with a notional amount of $86.5 million (December 31, 2023: $(9.7) million). These contracts are used to manage foreign currency risks in our underwriting and non-investment operations. The foreign exchange contracts were recorded as derivatives at fair value in the Consolidated Balance Sheets with changes recorded as net foreign exchange gains and losses in the Consolidated Statements of Income.
Financing Costs
Financing costs were $8.6 million and $17.2 million in the three and six months ended June 30, 2024 (2023 - $9.0 million and $17.6 million). Our financing costs were similar in both periods as there was no change in our debt levels during the periods. The dividend paid to the holders of the Series A Preference Securities is also included in financing costs, along with the costs associated with our letter of credit facilities as discussed in Note 12a (Commitments and Contingencies - Letter of Credit Facilities) of our unaudited consolidated financial statements.
Financial Condition, Liquidity and Capital Resources
Liquidity is a measure of a company’s ability to generate cash flows sufficient to meet short-term and long- term cash requirements of its business operations. Management monitors the liquidity of FIHL and each of our operating insurance subsidiaries. As a Bermuda holding company, FIHL relies on dividends and other distributions from its operating subsidiaries to provide cash flow to meet ongoing cash requirements, including principal and interest payments on our debt and other expenses, the repurchase of common shares, and dividends to the holders of our common shares and preference securities.
The payment of dividends by our subsidiaries is, under certain circumstances, limited by the applicable laws and regulations in the various jurisdictions in which our subsidiaries operate. In addition, insurance laws require our insurance subsidiaries to maintain certain measures of solvency and liquidity. We believe that each of our insurance subsidiaries and branches exceeded the minimum solvency, capital and surplus requirements in their applicable jurisdictions at June 30, 2024.
During the six months ended June 30, 2024, FIHL received dividends from subsidiaries of $50.0 million.
Management considers the current cash and cash equivalents, together with dividends declared or expected to be declared by the operating insurance subsidiaries, sufficient to appropriately satisfy the liquidity requirements of FIHL.
We maintain our capital at an appropriate level as determined by our Group Board-approved internal risk appetite and the financial strength required by our clients, regulators and rating agencies. We monitor and review the capital and liquidity positions of FIHL and its operating insurance subsidiaries on an ongoing basis.
The principal capital transactions related to our common shares undertaken during the six months ended June 30, 2024 were:
•Repurchase of common shares: Repurchases of 2,290,020 common shares for an aggregate of $38.6 million, excluding expenses, pursuant to the Group’s share repurchase authorization of up to $50.0 million (see Note 15 (Share Capital Authorized and Issued) of our unaudited consolidated financial statements). The unutilized amount of the share repurchase authorization at June 30, 2024 is $11.4 million. Subsequent to June 30, 2024, we have repurchased an additional 658,656 common shares for $11.0 million.
•Dividend payments to the common shareholders: During the six months ended June 30, 2024 we paid quarterly cash dividends to our common shareholders for a total dividend distribution of $23.5 million (2023 - $nil).
Preference securities: At June 30, 2024, FIHL had 5,835 Series A Preference Securities outstanding that are classified in our balance sheet as debt. During the six months ended June 30, 2024 we paid quarterly cash dividends to our preference security holders totaling $2.6 million (2023 - $2.6 million).
Long-term debt: At June 30, 2024, FIHL had $448.6 million in debt outstanding. For the six months ended June 30, 2024, FIHL incurred interest expense of $12.2 million on outstanding debt. Such debt is comprised of the Senior Notes and the Subordinated Notes. Other than the Series A Preference Securities and the Notes, FIHL has no material debt outstanding.
Access to capital: Our business operations are in part dependent on our financial strength and the opinions of the independent rating agencies thereof. We believe our financial strength provides us with the flexibility and capacity to obtain funds through debt or equity financing as required from the public and private markets. Our ability to access the capital markets is dependent on, among other things, our operating results, market conditions, and our perceived financial strength. We regularly monitor our capital and financial position, as well as investment and securities market conditions.
Inflation: We consider the effects of inflation in pricing our contracts and policies through modeled components such as demand surge. Loss reserves are established to recognize likely loss settlements at the date payment is made. Those reserves inherently recognize the effects of inflation. The actual effects of inflation on our results cannot be accurately known, however, until claims are ultimately resolved.
Cash Flows
The following table summarizes our cash flows from operating, investing and financing activities:

	Six Months Ended
	June 30, 2024	June 30, 2023
Net cash provided by operating activities	$173.2	$148.5
Net cash used in investing activities	(210.2)	(439.9)
Net cash used in financing activities	(63.3)	(196.3)
Effect of exchange rate changes on foreign currency cash	(4.7)	2.0
Net (decrease)/increase in cash, restricted cash, and cash equivalents	$(105.0)	$(485.7)
Cash flows provided by operating activities can fluctuate due to timing differences between the collection of premiums and reinsurance recoverables, the payment of losses and loss adjustment expenses, the payment of premiums to reinsurers and operating expenses. The positive operating cash flows for the six months ended June 30, 2024 and June 30, 2023 primarily related to premium receipts exceeding payments for claims, commissions and outward reinsurance premiums.
Cash used in investing activities for the six months ended June 30, 2024 reflected the use of cash to purchase fixed maturity securities at higher yields, funded by the proceeds from the maturities and sales of lower yielding fixed maturity securities. Cash used in investing activities for the six months ended June 30, 2023 reflected the use of cash to purchase fixed maturity securities at attractive investment yields, partially offset by the proceeds from maturities of fixed maturity securities and the sale of other investments.
Cash used in financing activities in the six months ended June 30, 2024 primarily consisted of cash outflows of $37.6 million from common share repurchases and $23.5 million from dividends paid to common shareholders. Cash used in financing activities in the six months ended June 30, 2023 primarily consisted of a cash outflow of $105.5 million from disposal of The Fidelis Partnership, $50.6 million of employer tax on restricted share units and $34.1 million of cumulative dividends on warrants.
Letter of Credit Facilities
We routinely enter into agreements with financial institutions to obtain secured and unsecured letter of credit facilities. These facilities are primarily used for the issuance of letters of credit to certain reinsurance entities which require us to post collateral. This is in order for these reinsurance counterparties to be able to take credit under local insurance regulations for the reinsurance protection obtained from companies located in jurisdictions which are not licensed or otherwise admitted as an insurer. The letter of credit facilities may also be used to provide our operating subsidiaries with tier 2 capital in the form of ancillary own funds or for the provision of Funds at Lloyd’s.
The following table summarizes the outstanding letters of credit at June 30, 2024:

	June 30, 2024
Bank	Commitment	In Use	Secured by collateral
Lloyds Bank plc	$200.0	$131.9	$44.3
Citibank N.A. London Branch	70.0	43.9	45.6
Barclays Bank	140.0	82.3	41.1
Bank of Montreal	140.0	58.9	30.2
Total	$550.0	$317.0	$161.2
Quantitative and Qualitative Disclosures about Market Risk
We believe that we are principally exposed to three types of market risk: interest rate risk, foreign currency risk and credit risk.
Interest Rate Risk. Our investment portfolio consists primarily of fixed maturity securities and is diversified across sectors and issuers. Fluctuations in interest rates have a direct impact on the market valuation of these securities. Accordingly, our primary market risk exposure is to changes in interest rates. As interest rates rise, the market value of our fixed maturity portfolio falls and the converse is also true.
We manage interest rate risk by maintaining a portfolio of fixed maturity securities where the duration of the portfolio broadly matches the duration of our liabilities in order to reduce the net economic impact from changes in interest rates. For securities that are not designated as backing liabilities, no duration target applies. At June 30, 2024, our fixed maturity portfolio had a duration of approximately 2.7 years.
The following table summarizes the effect that an immediate, parallel shift in the interest rate yield curve would have on the market value of our investment portfolio at June 30, 2024:

Interest Rate Shift in Basis Points	-100	-50	0	50	100
Market Value	$3,638.3	$3,590.3	$3,543.1	$3,495.1	$3,447.1
Gain/(Loss)	$95.3	$47.3	$—	$(48.0)	$(96.0)
Percentage of portfolio at June 30, 2024	2.7%	1.3%	—%	(1.4%)	(2.7%)
Foreign Currency Risk: Our reporting currency and functional currency is the U.S. dollar. At June 30, 2024, 97.3% of our cash and investments was held in U.S. dollars (December 31, 2023 - 96.9%), with the balance of 2.7% held primarily in Canadian dollars, Euros and British Pounds (December 31, 2023 - 3.1%).
Other foreign currency amounts are remeasured to the appropriate functional currency and the resulting foreign exchange gains or losses are reflected in the income statement. Both the remeasurement and translation are calculated using current exchange rates for the balance sheets and monthly exchange rates for the income statements. We may experience exchange losses to the extent that our foreign currency exposure is not properly managed or otherwise hedged, which would in turn adversely affect our results of operations and financial condition.
We will continue to manage our foreign currency risk by seeking to match our liabilities under insurance and reinsurance policies that are payable in foreign currencies with investments that are denominated in those currencies. This may involve the use of foreign exchange contracts from time to time. A foreign exchange contract involves an obligation to purchase or sell a specified currency at a future date at a price set at the time of the contract. Foreign exchange contracts will not eliminate fluctuations in the value of our assets and liabilities denominated in foreign currencies but rather allow us to establish a rate of exchange for a future point in time.
As the foreign exchange contracts settle, the realized gain or loss is included with foreign exchange gains and losses in the income statement. For the three and six months ended June 30, 2024, the amount recognized within foreign exchange gains and losses for settled foreign exchange contracts was a realized gain/(loss) of $1.6 million and $(1.3) million (2023: $(4.1) million and $2.3 million).
Credit Risk: We have exposure to credit risk primarily as a holder of fixed maturity securities and private securities. Our risk management strategy and investment policy is to invest mainly in debt instruments of high credit quality issuers. We also hold a portion of the portfolio in securities that are below investment grade or in other specialty asset classes. We reduce the amount of credit exposure by setting limits with respect to particular ratings categories, business sectors and any one issuer.
We are also exposed to credit risk in respect of premium payments from clients and/or brokers, depending on whether the terms of business agreement with the broker is transfer or non-transfer of risk. In addition, we are exposed to the credit risk of our insurance and reinsurance brokers to whom we make claims payments for our policyholders, as well as to the credit risk of our reinsurers and retrocessionaires who assume business from us. Other than fully collateralized reinsurance, at June 30, 2024, the substantial majority of our reinsurers have a rating by A.M. Best of “A” (Excellent), the third-highest of 13 rating levels, or better and the minimum rating of any of our material reinsurers is “A-” (Excellent), the fourth-highest of 13 rating levels, by A.M. Best. The Group evaluates the financial condition of its reinsurers on a regular basis and monitors concentrations of credit risk with reinsurers.
At June 30, 2024, the reinsurance balance recoverable on reserves for losses and loss adjustment expenses was $1,154.8 million, net of allowance for credit losses of $1.3 million (December 31, 2023: $1,108.6 million, net of allowance for credit losses of $1.3 million). The reinsurance balance recoverable on paid losses at June 30, 2024 was $149.7 million, net of allowance for credit losses of $nil (December 31, 2023: $182.7 million, net of allowance for credit losses of $nil). For further details, see Note 10 (Reinsurance and Retrocessional Reinsurance) in our unaudited consolidated financial statements.